EXHIBIT 99.1

CORDERO PROJECT
SEPTEMBER 2014
MINERAL RESOURCE UPDATE

CHIHUAHUA, MEXICO
TECHNICAL REPORT

Prepared For:

LEVON RESOURCES, LTD.
VANCOUVER, BC

Prepared By:

INDEPENDENT
MINING CONSULTANTS, INC.

TUCSON, ARIZONA

October 15, 2014

Herbert .E. Welhener
SME RM#3434330
Qualified Person

Levon Resources, Ltd. – Cordero Project
September 2014 Mineral Resource Update

DATE AND SIGNATURE PAGE

This report is current as of October 15, 2014.

The certificate of Herbert E. Welhener, Qualified Person for this report is included in Section 28.

Herbert E. Welhener
SME QP#3434330

October 2014	INDEPENDENT
MINING CONSULTANTS, INC.

Levon Resources, Ltd. – Cordero Project
September 2014 Mineral Resource Update	1-1

TABLE OF CONTENTS

1.0	SUMMARY
	1.1	Location and Mineral Rights	1-1
	1.2	Geology	1-3
	1.3	Exploration and Drilling	1-5
	1.4	Mineral Resource	1-5
	1.5	Conclusions and Recommendations	1-7

2.0	INTRODUCTION		2-1

3.0	RELIANCE ON OTHER EXPERTS		3-1

4.0	PROPERTY DESCRIPTION AND LOCATION
	4.1	Location	4-1
	4.2	Mineral Rights	4-2
	4.3	Surface Exploration Rights	4-10
	4.4	Other Considerations	4-12

5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY		5-1
	5.1	Topography, Climate and Physiography	5-1
	5.2	Vegetation	5-1
	5.3	Accessibility	5-1
	5.4	Local Resources and Infrastructure	5-1

6.0	HISTORY
	6.1	Coro Minera Exploration Activities	6-1
	6.2	Levon Early Exploration Activity	6-2
	6.3	Production History	6-3

7.0	GEOLOGICAL SETTING AND MINERALIZATION
	7.1	Regional Geology		7-1
	7.2	Local Geology		7-2
		7.2.1	Cordero Porphyry Belt Geology	7-3
		7.2.2	Cordero Resource Geology	7-6
		7.2.3	Cordero Resource Mineralization	7-7
		7.2.4	Resource Alteration Assemblages	7-10

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(Continued)

8.0	DEPOSIT TYPES

9.0	EXPLORATION
	9.1	Target Definition	9-1
	9.2	Geophysical Exploration	9-1
	9.3	Proximal Resource Expansion Targets	9-4

10.0	DRILLING
	10.1	Drill Phases	10-2
	10.2	Core Handling Procedures	10-4
	10.3	Drill Hole Database	10-4

11.0	SAMPLE PREPARATION, ANALYSIS AND SECURITY
	11.1	QAQC and Referee Analysis	11-2

12.0	DATA VERIFICATION
	12.1	Comparison of Assays with Original Assay Certificates	12-1
	12.2	Levon QA/QC Protocol	12-2
	12.3	Previous Data Verification	12-2
	12.4	Assays on Standard Samples	12-2
	12.5	Assays on Blank Samples	12-3
	12.6	Assays on Duplicate Samples	12-3
	12.7	Check Assays	12-8
	12.8	Conclusions and Recommendations	12-8

13.0	MINERAL PROCESSING AND METALLURGICAL TESTING
	13.1	Mineralogical Examination		13-2
	13.2	Comminution Study		13-2
		13.2.1	Ball Mill Bond Work Index	13-2
		13.2.2	Abrasion Index	13-3
		13.2.3	Selective Rougher Flotation	13-3
	13.3	Grind Series Evaluation		13-6
	13.4	Cadmium and Antimony Levels in Rougher Concentrates		13-8
	13.5	Total Carbon Analysis		13-9
	13.6	Locked Cycle Testing of Composites		13-10
	13.7	Metallurgical Conclusions		13-11
	13.8	Metallurgical Recommendations		13-12

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September 2014 Mineral Resource Update	1-3

(Continued)

14.0	MINERAL RESOURCE ESTIMATE
	14.1	Drilling and Assaying	14-2
	14.2	Assay and Composite Statistics	14-4
	14.3	Distribution of Mineralization, Variograms, Geology	14-5
	14.4	Model Grade Estimation	14-10
	14.5	Definition of Indicated and Inferred Material	14-19
	14.6	Tonnage Estimation	14-22
	14.7	Mineral Resource Tabulations	14-23

15.0	MINERAL RESERVE ESTIMATE

16.0	MINING METHODS

17.0	RECOVERY METHODS

18.0	PROJECT INFRASTRUCTURE
	18.1	Power Supply	18-1
	18.2	Roads	18-1
	18.3	Water Supply	18-1

19.0	MARKET STUDIES AND CONTRACTS

20.0	ENVIRONMENTAL STUDIES. PERMITTING AND SOCIAL OR COMMUNITY IMPACT
	20.1	Environmental Studies	20-1
	20.2	Tailing and Waste Disposal .	20-2
	20.3	Permitting	20-2
	20.4	Socioeconomics and Community	20-2

21.0	CAPITAL AND OPERATING COSTS
	21.1	Operating Cost Estimate	21-1
	21.2	Capital Cost Estimate	21-4

22.0	ECONOMIC ANALYSIS

23.0	ADJACENT PROPERTIES

24.0	OTHER RELEVANT DATA AND INFORMATION

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September 2014 Mineral Resource Update	1-4

(Continued)

25.0	INTERPRETATION AND CONCLUSIONS
	25.1	Conclusions	25-1
	25.2	Risks	25-2
	25.3	Opportunities	25-2

26.0	RECOMMENDATIONS

27.0	REFERENCES

28.0	CERTIFICATE OF AUTHOR

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Levon Resources, Ltd. – Cordero Project
September 2014 Mineral Resource Update	1-5

LIST OF TABLES

1-1	Cordero Mineral Resource – September 2014	1-6
4-1	Levon Mining Claims Owned in 2013, Cordero Project, Chihuahua, Mexico	4-3
4-2	Five New Claims Staked by Minera Titan	4-9
4-3	Cordero Exploration Access Agreements	4-10

12-1	Comparison of Drillhole Database With Assay Certificates	12-2
12-2	Summary of Duplicate Assay Results	12-3

13-1	Ball Mill Bond Work Index – Composite Samples	13-3
13-2	Abrasion Index Composite Samples	13-3
13-3	Selective Rougher Flotation Testing on Composite Samples	13-5
13-4	Composite Samples	13-6
13-5	Grind Size on Composite 3, Summary Results	13-7
13-6	Grind Size on Composite 4, Summary Results	13-7
13-7	Grind Size on Composite 10, Summary Results	13-7
13-8	Cadmium and Antimony Distributions on Flotation Products	13-9
13-9	Locked Cycle Testing Results from Cordero Composites	13-10

14-1	Cordero Mineral Resource – September 2014	14-2
14-2	Drilling and Assaying Statistics	14-2
14-3	Assay Grade Statistics	14-4
14-4	Grade Statistics of Capped Assays	14-4
14-5	10m Bench Composite Grade Statistics	14-5
14-6	Mean Grades by Major Lithologic Unit, 10m Composites	14-9
14-7	Specific Gravity and Tonnage Assignments	14-22
14-8	Inputs to Mineral Resource Pit Shell Definition	14-23
14-9	Cordero Mineral Resource by Areas	14-24
14-10	Cordero Mineral Resource at Various AgEq Cutoff Grades	14-25

16-1	Mine Production Schedule	16-1

21-1	Mine Operating Cost per Year (per tonne of material)	21-1
21-2	Mine Operating Cost by Unit Operation	21-1
21-3	Reagent Costs	21-2

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(Continued)

21-4	Wear Item Costs	21-3
21-5	Cordero Operating Cost Summary	21-3
21-6	Mine Capital Cost Summary by Year	21-4
21-7	Mine Major Equipment Unit Cost	21-4

22-1	Mine Production	22-1
22-2	Metal Recoveries	22-1
22-3	Life of Mine Metal Production	22-2
22-4	Smelter Return Factors	22-3
22-5	Conservative Metals Prices	22-4
22-6	Operating Cost	22-4
22-7	Economic Indicators	22-5
22-8	After-Tax Sensitivity Analysis	22-6

25-1	Cordero September 2014 Mineral Resource	25-2

26-1	Budget to Advance a Third Round of Metallurgical Testing and Economic Modeling	26-2

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Levon Resources, Ltd. – Cordero Project
September 2014 Mineral Resource Update	1-7

LIST OF FIGURES

1-1	Cordero Project Location	1-2
1-2	Cordero Project Claim Map	1-3
1-3	Location of Cordero Project Mineral Resource	1-4

4-1	Cordero Project Location	4-1
4-2	Cordero 2013 Owned Claim Map	4-2
4-3	Areas of Option to Purchase Agreements Exercised in 2013 .	4-7
4-4	Cordero Project Claim Map of Owned and Newly Staked Mineral Claims .	4-8

5-1	Cordero Location and Access .	5-3

6-1	Location of Cordero Porphyry Belts .	6-4

7-1	Regional Geology of the Cordero Project	7-1
7-2	Belts and Intrusive Centers in the Cordero .	7-2
7-3	Surface Geomorphology of Partially Eroded Mineralization .	7-3
7-4	Simplified Geologic Map of the Cordero Porphyry Belt and Intrusive Centers	7-4
7-5	Current Cordero Porphyry Belt Longitudinal Exploration Cross Section .	7-5
7-6	Explanation for Figure 7-5 .	7-5
7-7	Porphyry Type Ag, Au, Zn, Pb Mineralization	7-7
7-8	Diatreme Breccia Type Mineralization	7-8
7-9	Manto Replacement Mineralization after Limestone .	7-8
7-10	High Grade Mineralization in NE Trending Veins .	7-9

8-1	Composite Alteration Cross Section Through the Cordero Felsic .	8-1
8-2	Triangular Diagram of Cordero Mineralization	8-2

9-1	Geophysical Surveys Location Map. .	9-3
9-2	Map of Drill Holes, Mineral Resource Pit Limit and AgEq Grades .	9-5
9-3	East-West Cross Sections Showing Plunge to East (NE)	9-6

10-1	Resource Drill Hole Locations	10-1
10-2	through 10-6 Progression of Drilling Phases	10-3

12-1	ALS Chemex Database Assays VS Duplicate Assays for Silver	12-4
12-2	ALS Chemex Database Assays VS Duplicate Assays for Gold	12-4
12-3	ALS Chemex Database Assays VS Duplicate Assays for Lead	12-5

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(Continued)

12-4	ALS Chemex Database Assays VS Duplicate Assays for Zinc	12-5
12-5	ACTLab Database Assays VS Duplicate Assays for Silver .	12-6
12-6	ACTLab Database Assays VS Duplicate Assays for Gold .	12-6
12-7	ACTLab Database Assays VS Duplicate Assays for Lead .	12-7
12-8	ACTLab Database Assays VS Duplicate Assays for Zinc .	12-7

13-1	Selective Flotation Testing Flowsheet	13-4

14-1	Drill Hole Location Map	14-3
14-2	AgEq x Thickness Above 15 g/t AgEq Cutoff	14-6
14-3	AgEq 10m Composite Grades, g/t Section 442,700E (looking west), Pozo de Plata	14-7
14-4	AgEq 10m Composite Grades, g/t Section 443,300E (looking west), Porphyry Zone .	14-8
14-5	Omnidirectional Covariance Variograms for Silver .	14-10
14-6	Block Model AgEq (g/t) Grades Section 442700E, Pozo de Plata	14-12
14-7	Block Model AgEq (g/t) Grades Section 443,400E, Porphyry Zone .	14-13
14-8	Block Model AgEq (g/t) Grades – Level 1500	14-14
14-9	Block Model AgEq (g/t) Grades – Level 1400	14-15
14-10	Block Model AgEq (g/t) Grades – Level 1300.	14-16
14-11	Block Model AgEq (g/t) Grades – Level 1200	14-17
14-12	Block Model AgEq (g/t) Grades – Level 1100	14-18
14-13	Classification of Estimated Blocks, 1300 Bench	14-20
14-14	Kriging Variance in Model Blocks Versus Number of Holes in Search	14-21
14-15	Mineral Resource Pit Shell .	14-26

October 2014	INDEPENDENT
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Levon Resources, Ltd. – Cordero Project
September 2014 Mineral Resource Update	1-1

1.0	SUMMARY

The Cordero Project September 2014 Mineral Resource Technical report is prepared for Levon Resources, Ltd (Levon) of Vancouver, BC by Independent Mining Consultants, Inc. (IMC) of Tucson, Arizona. This report is prepared in support of the mineral resource for the Cordero Project announced by Levon on September 3, 2014. The updated mineral resource incorporates the results of additional core drilling and the latest, second round metallurgical test results, which improve projected recoveries. The additional drilling includes core holes within the Aida claim (news release April 30, 2014) purchased in 2013 and other outlying new holes. The mineral resource of the present report is not yet fully delineated by drilling and Cordero remains an advanced stage discovery project.

The mineral resource contained in this report is developed subsequent to the June 2012 Mineral Resource Update Technical Report dated July 31, 2012 (as amended May 10, 2013) and the Preliminary Economic Assessment (PEA) prepared by M3 Engineering & Technology, Inc. (M3), dated March 12, 2012 (as amended May 8, 2013). The PEA included the mineral resource developed by IMC in June 2011. A new mineral resource is being declared because of additional drilling and geologic information. The PEA has been summarized in various sections of this report in order to provide the reader with an overall understanding of the Cordero Project, but the PEA is not the focus of this report.

The current mineral resource is within the resource block model used for the June 2012 mineral resource and consequently does not include some of the step out and deep drilling which is outside of the resource block model. This additional mineralization will be evaluated in the future to determine if it can be included in an updated mineral resource.

1.1	Location and Mineral Rights

The Cordero Project is located in the State of Chihuahua in north central Mexico approximately 180 kilometers (km) south of the city of Chihuahua and approximately 35 km northeast of the mining town of Hidalgo del Parral (Figure 1-1 and Figure 5-1).

The Cordero Project consists of approximately 37,000 hectares of contiguous mining claims covering the entire Cordero district and is wholly owned by Minera Titan S.A de C.V. (Minera Titan), which is a Mexico company wholly owned by Levon (Figure 4-2). The claims were mostly acquired by staking (concesionas mineras) and are thus free of royalties.

In early 2013, Minera Titan exercised two option to purchase agreements for two claim groups covering most historical mine workings and the Cordero mineral resource. Retained royalties on the two options are summarized in Table 4-1.

In July 2013, Minera Titan purchased the 15.8 hectare Aida claim located in the central part of the existing Cordero mineral resource (June 2012 Mineral Resource Update Technical Report, IMC) for a cash payment with no underlying royalties. The Aida claim purchase consolidated 100% Minera Titan ownership of all the Cordero project claims covering the resource discovery area and the entire district.

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In 2014 Minera Titan staked an additional 17,000 hectares to the west and south of the past 20,000 hectare claim position in order to cover altered and mineralized rocks and the prospective strike extensions of Cordero mineralized belts (Figure 4-4 Table 4-2). The newly staked Minera Titan claims cover ground previously withdrawn from mineral entry by a Mexico Federal Government natural gas claim. Recently the Federal Government reopened portions of the natural gas claim for mineral entry which facilitated Minera Titan staking, which brings the total project claim position to 37,000 hectares.

The claims are contiguous, cover the entire Cordero district and are 100% owned by Levon through Minera Titan. Two small third party claims are the only inlying claims not held by Levon and they are located on the perimeter of the Perla Felsic Dome target 5 km to the south of the resource (Figure 1-2)

Figure 1-1 Cordero Project Location

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Figure 1-2 Cordero Project claim map.

1.2	Geology

The Cordero Project is situated about 20 kilometers east of the eastern most foothills of the Sierra Madre Occidental Volcanic Province within a western corridor of the Basin and Range Province.

The regional geology of the property encompasses two northeast trending mineralized Tertiary volcanic belts and an isolated mineralized felsic dome to the south (Perla), which were mineralized as they were emplaced into folded Cretaceous marine shelf limestone country rocks.

Associated thin volcanic andesite flows formed a regional volcanic plateau that is now partially dissected in river valleys. At Cordero the felsic volcanic domes protrude above the andesite plateau surface and are mineralized to the surface in the resource area and at Perla 5 km to the south.

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Levon exploration and offset grid drilling since 2009 has focused in the center of the northeast trending Cordero Porphyry Belt (Belt) that contains the resource updated in this report (Figure 1-3).

Figure 1-3, Location of Cordero Project mineral resource.

The resource updated in this report is porphyry style disseminated and stockwork, bulk tonnage, silver, gold, zinc, lead, mineralization associated with the composite Tertiary felsic stocks, felsic volcanic domes and diatreme breccia complexes, and their contact zones with limestone country rocks. Higher grade mineralization is present in contact, intrusive margin and diatreme breccias, manto and skarn bodies within large scale xenoliths and along intrusive contacts. Individual intrusive bodies within the composite intrusive centers shown in Figure 1-3 range from 3 m to about 200 m in diameter and they are typically enveloped by their well mineralized, higher grade, contact breccias.

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1.3	Exploration and Drilling

Levon started exploration in February 2009 under a joint venture agreement with Valley High Ventures, Ltd (VHV). Large scale, early reconnaissance mapping by Levon lead to the re-staking of all available lands in August 2009, which doubled the land position to about 20,000 hectares to cover the Cordero Porphyry Belt, the Porfido Norte Belt and the Perla Felsic Dome (Figure 1-3).

Since the Cordero 2009 discovery holes were drilled in Phase 1 , offset exploration and grid drilling has proceeded through Phase 4 exploration. This report presents the third update of the Cordero mineral resource, including the latest drill results from the Aida claim (15.8 hectares in the center of the resource), which was acquired in 2013 and grid drilled.

The Cordero mineral resource is based exclusively on Levon core drilling data through hole number C12-274. The latest core drilling was conducted by LandDrill (holes C12-234 through C12-250) and Oretest Drilling, Mazatlan Mexico (holes C13-251 through C13-274) on a contract basis using best drilling industry practices. All holes were collared with HQ diameter core and a few holes had to be reduced to NQ diameter core in areas of bad ground conditions or to increase the depth penetration of the drills. The drilling has been conducted in four phases with the fourth phase being just completed. Some drill holes are outside of the current mineral resource limits.

1.4	Mineral Resource

The Cordero September 2014 mineral resource estimate is based on 245 drill holes completed through April 2014. A total of 274 holes have been drilled at Cordero of which 245 lie within the mineral resource block model volume. The mineral resource presented here is for the currently defined Pozo de Plata Diatreme (Pozo), the Cordero Felsic Dome and the adjacent Porphyry Zone to the northeast along the strike of the Cordero Porphyry Belt. Outlying initial exploration drilling has intersected mineralization, but no discovery holes that warrant immediate offset, resource definition drilling.

The mineral resource is tabulated within an open pit geometry using an inverse distance estimation block model. The mineral resource is based on 120,239 meters (m) of drilling in 245 core holes which is an addition of 19,396 m of drilling in 36 core holes over the drill information used for the June 2012 mineral resource estimate.

The mineral resource crops out at the surface. The resource has not been fully delineated by drilling along most of it perimeter nor at depth down plunge to the northeast. Within the geometry of the modeled open pit containing the resource, rock in largely undrilled areas has been modeled as unmineralized waste rock. The resulting present calculated stripping ratio (modeled waste to ore) is 1.2 to 1.

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The 2m assayed drill core intervals are composited into 10m bench height lengths for silver, gold, zinc and lead, which are estimated into a block model by inverse distance to the sixth power weighting to match the estimation procedure used for the two previous mineral resource estimates. A silver equivalent grade in grams per tonne (g/t) is calculated for each model block based on the metal grades, estimate of mill recovery for each metal and the metal prices. A summary of the recoveries and metal prices is shown below.

Metal	Mill Recovery	Metal Price
Silver	85.0%	$20.00/oz
Gold	18.0%	$1250/oz
Zinc	81.0%	$0.94/lb
Lead	80.0%	$0.95/lb

The use of a silver equivalent (AgEq) to represent the value of the deposit is a change from the previous mineral resource estimates where a net smelter return (NSR) was used. This change is to provide the deposit value in a format consistent with the reporting by other polymetalic resource companies.

The September 2014 mineral resource is summarized on Table 1-1 at a 15.0 g/t AgEq cutoff grade. The major change from the June 2012 mineral resource is the drilling within the Aida claim which was purchased by Levon subsequent to the June 2012 mineral resource and no mineralization on the Aida claim was included in the June 2012 mineral resource estimate. The additional drilling also allowed portions of the previous inferred resource to be re-classified as indicated. The mineral resource is within an open pit geometry based on a standard floatation mill with separate zinc and lead circuits, the mill recoveries, operating costs for process, G&A and mining, and the post property costs for concentrate shipping and treatment.

Table 1-1
Cordero Mineral Resource – September 2014

Resource Tabulated at 15.00 g/t AgEq Cutoff
Class	ktonnes	AgEq, g/t	Ag, g/t	Au, g/t	Zn, %	Pb, %
Indicated	848,462	41.03	17.91	0.050	0.479	0.254
Inferred	92,158	31.39	15.00	0.029	0.327	0.195

Contained Metal	Ag, ounces	Au, ounces	Zn, billion pounds	Pb, billion pounds
Indicated	448,494,796	1,366,129	8.953	4.742
Inferred	44,448,039	84,746	0.663	0.397

Ktonnes = metric tonnes x 1000

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1.5	Conclusions and Recommendations

It is IMC’s conclusion that the mineral resource presented in Table 1-1 is a reasonable estimate of the Cordero mineral resource at the advanced discovery stage of the project. Once the resource is completely delineated by perimeter and drilling at depth, a more realistic picture of the ultimate size and grade characteristics of the resource will be known. IMC recommends that work be continued on the Cordero project to further delineate the size and scope of the mineralization as it is currently open in many directions. This work would include a three dimensional model of the geology for use in future mineral resource estimates. Currently the gold recovery is low and additional test work on gold and overall metal recovery should continue. Once the above work is concluded, an updated PEA should be considered by Levon.

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September 2014 Mineral Resource Update	2-1

2.0	INTRODUCTION

The Cordero Project September 2014 Mineral Resource Update technical report is prepared for Levon Resources, Ltd (Levon) of Vancouver, BC by Independent Mining Consultants, Inc. (IMC) of Tucson, Arizona. This report is prepared in support of the mineral resource for the Cordero Project announced by Levon on September 3, 2014. The mineral resource announced on September 3rd is an update to the June 18, 2012 mineral, documented in the IMC report titled “Cordero Project – June 2012 Mineral Resource Update – Chihuahua, Mexico – Technical Report”, dated July 31, 2012 (as amended May 10, 2013)..

Levon announced the results of a Preliminary Economic Assessment (PEA) on the Cordero Project on March 15, 2012 and is documented in the “Cordero Project NI 43-101 Preliminary Economic Assessment” report prepared by M3 Engineering & Technology, Inc. of Tucson, Arizona dated 12 March 2012 (as amended May 8, 2013). Portions of this PEA will we summarized in the current report for providing complete information about the Cordero project, but the focus of this technical report is the updated mineral resource estimate.

The geology, background information and drill hole information used for the preparation of the mineral resource and this technical report was provided to IMC by Levon. IMC has reviewed the provided data and has no reason to believe that it is not of industry standard quality. Input data related to metal recoveries, process and G&A costs, and post property concentrate costs were provided by M3 Engineering and Technology Inc. (M3) based on metallurgical test work and M3’s experience on similar polymetalic deposits. IMC used this information for the definition of an open pit contained mineral resource and the calculation of a silver equivalent (AgEq) grade, and agrees with the inputs provided by M3.

All units of measure are metric (except where identified as different) and all currency is US dollars (except where noted as Canadian dollars).

Herb Welhener, Vice President of IMC is the qualified person for the mineral resource estimate and this technical report. Mr. Welhener made a personal inspection of the property on February 4-6, 2014. During his site visit, Mr. Welhener reviewed and observed:

●
Representative drill core from the three deposit areas: Pozo de Plata, Cordero Felsic Dome, and the Cordero Porphyry Zone. Core from the La Ceniza Zone was also reviewed. In total, 127,955 meters of cone is stored on the property and is available for inspection. The review of selected holes was accompanied with drill logs assay records for reference.

●	The geologic logging and photography of the core delivered to the project office from the drill rigs.

●	The sawing and sample selection from the core after the geologic logging. This included the bagging and labeling of the samples and preparation of them for shipment to the assay lab.

●	The protocol of the data handling from the geologic logging into the computer system.

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●	The geologic sections and maps being developed at site by the geology team.

●	Various drill hole locations, the permanent markers of the drill sites and the set up and operation of the drills currently at site.

●	An overall site reconnaissance.

Mr. Welhener would like to acknowledge the assistance of Vic Chevillon, Vice President of Levon and his staff for making the site visit both well organized and informative.

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3.0	RELIANCE ON OTHER EXPERTS

IMC has relied on the information provided by the firm of Pizarro Suarez & Rodriguez Matus, Mexico City, legal counsel for Levon for the opinion letter on the legal title to the mineral claims held by Minera Titan, S.A. de C.V. (the wholly owned subsidiary of Levon Resources, Ltd.).

Levon Resources provided geologic and drill hole information to IMC for use in the development of the mineral resource estimate presented in this report. IMC has reviewed this information and holds the opinion that it meets industry standards for use in the generation of a mineral resource estimate.

M3 Engineering & Technology, Inc. (M3) of Tucson, Arizona prepared the March 2012 PEA report on the Cordero Project titled “Cordero Project – NI 43-101 Preliminary Economic Assessment” dated 12 March 2012 (as amended May 8, 2013), which has been summarized in the September 2014 Mineral Resource Update report for section not directly related to the updated mineral resource in order to provide a complete understanding of the status of the Cordero Project. M3 has conducted a metallurgical test program subsequent to the PEA and provided updated metal recoveries to IMC for use in the development of the September 2014 mineral resource estimate. IMC has reviewed and accepted the results of the PEA and subsequent work by M3 for the incorporation into the updated resource report.

October 2014	INDEPENDENT
MINING CONSULTANTS, INC.

Levon Resources, Ltd. – Cordero Project
September 2014 Mineral Resource Update	4-1

4.0	PROPERTY DESCRIPTION AND LOCATION

4.1	Location

The Cordero Project is located in the State of Chihuahua in North Central Mexico approximately 180 km south of the city of Chihuahua, and approximately 35 km northeast of the mining town of Hidalgo del Parral (Figure 4-1).

Figure 4-1 Cordero Project Location

The current land use is ranching and some agriculture with corn and sorghum being the principal crops. Shaft entry underground operations mining of narrow (1 m), high grade veins to the water table (50-80 m depths) existed in the district until 2013 when the artisan mining was discontinued due to the transfer of claim ownership to Levon.

October 2014	INDEPENDENT
MINING CONSULTANTS, INC.

Levon Resources, Ltd. – Cordero Project
September 2014 Mineral Resource Update	4-2

4.2	Mineral Rights

The Cordero Project is covered by contiguous mining claims that Levon has consolidated into a wholly owned claim block that covers about 19,900 hectares (Figure 4-2, Table 4-1). The mineral rights have been secured mostly by staking contiguous lode claims (concesionas mineras) with no underlying royalties. In 2013 the mineral claims were grouped into a single group to streamline assessment work filings going forward.

Figure 4-2 Cordero 2013 Owned Claim Map

October 2014	INDEPENDENT MINING CONSULTANTS, INC.

Levon Resources, Ltd. – Cordero Project
September 2014 Mineral Resource Update	4-3

Table 4-1 Levon Mining Claims Owned in 2013, Cordero Project, Chihuahua, Mexico

Levon Resources Ltd. Cordero Mining Claims, Chihuahua, Mexico. October, 2014.
Claim	Title	Area	Ownership1	Main	Additional Notes
Name (Lot)	Number	(hectares)		Obligations
				Mining Taxes	Assessment
					Filing
Sansón	230434	7510.8325	Minera Titán	Paid to June, 2014	Complete	Applications were done by
			100%		to May, 2014	Minera Titan directly
Sansón I	231280	950.0000	Minera Titán	Paid to June, 2014	Complete
			100%		to May, 2014
Sansón II	231281	400.0000	Minera Titán	Paid to June, 2014	Complete
			100%		to May, 2014
Sansón	228104	0.0763	Minera Titán	Paid to June, 2014	Complete
fracción 1			100%		to May, 2014
Sansón	228105	0.0906	Minera Titán	Paid to June, 2014	Complete
fracción 2			100%		to May, 2014
Titán	235089	1,700.0000	Minera Titán	Paid to June, 2014	Complete
			100%		to May, 2014
Titán I	235090	8,150.0000	Minera Titán	Paid to June, 2014	Complete
			100%		to May, 2014
Titán II	241084	100.0000	Minera Titán	Paid to June, 2014	Complete
			100%		to May, 2014
La Perla	240461	400.0000	Minera Titán	Paid to June, 2014	Complete
			100%		to May, 2014
__________________
1. Minera Titán S.A. de C.V., is a Mexican Company, duly incorporated according Mexican Law and legally registered in the Commercial and Mining Registries.

October 2014	INDEPENDENT MINING CONSULTANTS, INC.

Levon Resources, Ltd. – Cordero Project
September 2014 Mineral Resource Update	4-4

Table 4-1 Levon Mining Claims Owned in 2013, Cordero Project, Chihuahua, Mexico
(Continued)

Levon Resources Ltd. Cordero Mining Claims, Chihuahua, Mexico. October, 2014.
Claim	Title	Area	Ownership2	Main	Additional Notes
Name (Lot)	Number	(hectares)		Obligations
				Mining Taxes	Assessment
					Filing
San Pedro	215161	1.9422	Minera Titán 100%	Paid to June, 2014	Complete to May, 2014	San Pedro purchased (100%) from Minera Cordilleras in 2010. Underlying 2 % NSR (only under this lot). Minera Titan has first right of refusal. Assignment agreement is legally registered.
Unif.	171994	218.8683	Minera Titán	Paid to June, 2014	Complete
On February 21, 2013, option was exercised with Jandrina, S. de R. L., Mi. Assignment agreement has been registered. Minera Titan has right to purchase up to 1% at a rate of US$500,000 per each 0.5%. Minera Titan retains first right of refusal on remaining NSR. Assignment agreement is legally registered.

Cordero			100%		to May, 2014
Argentina	179438	3.9140	Minera Titán	Paid to June, 2014	Complete
			100%		to May, 2014
Catas de	177836	2.0000	Minera Titán	Paid to June, 2014	Complete
Plateros			100%		to May, 2014
Sergio	214655	9.8172	Minera Titán	Paid to June, 2014	Complete
			100%		to May, 2014
El Santo	213841	155.5708	Minera Titán	Paid to June, 2014	Complete
Job			100%		to May, 2014
Todos	238776	2.5040	Minera Titán	Paid to June, 2014	Complete
Santos			100%		to May, 2014
__________________
2. Minera Titán S.A. de C.V., is a Mexican Company, duly incorporated according Mexican Law and legally registered in the Commercial and Mining Registries.

October 2014	INDEPENDENT MINING CONSULTANTS, INC.

Levon Resources, Ltd. – Cordero Project
September 2014 Mineral Resource Update	4-5

Table 4-1 Levon Mining Claims Owned in 2013, Cordero Project, Chihuahua, Mexico
(continued)

Levon Resources Ltd. Cordero Mining Claims, Chihuahua, Mexico. October, 2014.
Claim	Title	Area	Ownership 3	Main	Additional Notes
Name (Lot)	Number	(hectares)		Obligations
				Mining Taxes	Assessment
					Filing
Josefina	172145	6.0750	Minera Titán	Paid to June, 2014	Complete	On February 21, 2013, option was exercised with Mr. Eloy Herrera. Underlying 1% NSR. Titan retains first right of refusal on remaining NSR. Assignment agreement is legally registered
			100%		to May, 2014
Berta	182264	16.5338	Minera Titán	Paid to June, 2014	Complete
			100%		to May, 2014
La Unidad	212981	175.7555	Minera Titán	Paid to June, 2014	Complete
dos			100%		to May, 2014
La Unidad	178498	78.2960	Minera Titán	Paid to June, 2014	Complete
			100%		to May, 2014
San Octavio	165481	2.0000	Minera Titán 100%	Paid to June, 2014	Complete to May, 2014	San Octavio was acquired on May 2, 2012 from Fernando Rascon. Not underlying NSR or other obligations. Assignment agreement is legally registered.

Aida	189299	15.8610	Minera Titán 100%	Paid to June, 2014	Complete to May, 2014
The Aida claim was acquired on July 2, 2013 after five year of negotiation with ten heirs of it. The price agreed two millions of dollars. Not underlying NSR or other obligations. Assignment agreement is legally registered.

TOTAL		19900.1372
__________________
3. Minera Titán S.A. de C.V., is a Mexican Company, duly incorporated according Mexican Law and legally registered in the Commercial and Mining Registries.

October 2014	INDEPENDENT MINING CONSULTANTS, INC.

Levon Resources, Ltd. – Cordero Project
September 2014 Mineral Resource Update	4-6

In 2013 Levon exercised two option to purchase agreements for interior claims that cover the existing mineral resource (Figure 4-3). There are retained royalties on the two purchased claim groups as follows:

1.	“San Pedro”, title 215161 acquired from Minera de Cordilleras, S.A. de C.V. on August 4, a royalty of 2% net smelter return (NSR) was agreed. The royalty is only related to this lot.

2.
"Josefina" title 172145,"Berta" title 182264; “La Unidad Dos” title 212981, and “La Unidad” title 178498, acquired from Eloy Herrera on February 21, 2013 through the exercise of the option, a royalty of 1% of Net Smelter Return (NSR) was agreed. The royalty is only related to these lots. The royalty will be calculated on the first hand purchaser´s payment. Minera Titan has right of first refusal to acquire to Mr. Herrera´s royalty in front of any proposal of a third bona fide third party,

3.
“Unificación Cordero” title 171994; “Argentina” title 179438; “Catas de Plateros” title 177836; “Sergio” title 214655; “El Santo Job” title 213841 y “Todos Santos” title 238776 acquired from Jandrina, S. de R.L. Mi., on February 21, 2013 through the exercise of the option, a royalty of 2% of Net Smelter Return (NSR) was agreed. The royalty is only related to these lots. Minera Titan has the rights to acquire until the 50% of the royalty (1%) paid to Jandrina USD$500,000.00 for each 0.50% and the right of first refusal to acquire to Jandrina´s royalty in front of any proposal of a third bona fide third party.

October 2014	INDEPENDENT MINING CONSULTANTS, INC.

Levon Resources, Ltd. – Cordero Project
September 2014 Mineral Resource Update	4-7

Figure 4-3 Areas of Option to Purchase Agreements Exercised in 2013 and the Aida Claim
Purchased Outright in 2013 (index map shown in Figure 4-2).

In 2013 Levon also purchased the Aida claim outright (15.9 hectares) (Table 4-1) for a cash payment with no overrides. The claim is located in the center of the resource (Figrue 4-3).

All the Levon claims are owned by Minera Titan, S.A. de C.V. (Minera Titan), a wholly owned Mexico subsidiary company of Levon Resources, Ltd. Claims, obligations, and optioned agreement payments are summarized in Table 4-1. The Cordero Project mining claims have been granted by the Federal Mining Bureau according with Mexican Mining Law. The mining claims provide mineral exploration and mining rights. The annual assessment on the mining claims are all owned and administered and maintained by Minera Titan.

October 2014	INDEPENDENT MINING CONSULTANTS, INC.

Levon Resources, Ltd. – Cordero Project
September 2014 Mineral Resource Update	4-8

In 2014 Levon staked an additional 5 new contiguous claims (total area staked of about 17,170 hectares) west and south of the Cordero owned claims to cover mineralized rocks and prospective strike extensions of the known porphyry belts (Figure 4-4). The staked ground was closed to mineral entry in the past by the Mexican Federal Government due to gas claims that surrounds the Cordero claims. Recently the ground opened to mineral entry and Minera Titan staked the mineral claims. The staked claims have been filed with the mining authorities in Chihuahua and are presently under review to be revised or approved and forwarded to the Federal Mining Authority in Mexico City for their inspection to grant the mineral rights to the Company (Figure 4-4, Table 4-2).

Figure 4-4. Cordero Project Claim Map of Owned and Newly Staked Mineral Claims

October 2014	INDEPENDENT MINING CONSULTANTS, INC.

Levon Resources, Ltd. – Cordero Project
September 2014 Mineral Resource Update	4-9

Table 4-2. Five New Claims Staked by Minera Titan

New Continuous Mining Claim Applications.					Comments
Claim	Status	Area(hectares)	Owner	Pending
	In		Minera
Ostra	process	3,799.7726	Titán
			100%		The applications were
	In		Minera		submitted on June 25,
Volcán	process	3,755.900	Titán	Not applied	2014. The survey works of
			100%	until titles	each application have be
	In		Minera	have been	submitted on September
Oeste	process	3,694.7510	Titán	granted	12, 2014. The applications
			100%		are in process according
	In		Minera		Mining Law.
Signos	proces	5,919.3928	Titán
100%

October 2014	INDEPENDENT MINING CONSULTANTS, INC.

Levon Resources, Ltd. – Cordero Project
September 2014 Mineral Resource Update	4-10

4.3	Surface Exploration Rights

Surface exploration rights for Cordero claims that cover Levon principle exploration areas are maintained by separate signed agreements between Minera Titan, five private ranches, and the San Juan Ejido. The agreements are transferable. The agreement payment schedules are summarized in Table 4-3 and are being renegotiated to adjust to the current market. The agreements include rentals on core storage and field office facilities on the site

Table 4-3. Cordero Exploration Access Agreements and Field Infrastructure Rental Agreements

AGREEMENT/ OWNER	COMPANY IN THE AGREEMENT	SIGN DATE	EXPIRATION DATE	PAYMENTS	NOTE
Rancho San Juan/Jorge Luis Valles Maldonado	Minera Titán, S.A. de C.V.	02/01/10	January 30, 2014	US$ 1,500 (expired)	US$1,500/mo. When drilling, Titan will pay US$100.00 for each drill hole. In the case that roads are required, the cost will be US$ 200.00 On negotiation.
Rancho San Luis/Jorge Luis Valles Maldonado	Minera Titán, S.A. de C.V.	November 1, 2011	November 1, 2015	US$ 1,500 monthly	US$1,500/mo. When drilling, Titan will pay US$100.00 for each drill hole. In the case that roads are required, the cost will be US$ 200.00
Ejido Rancho Cordero/José Antonio Rivas Ibarra	Coro Minera de México, S.A. de C.V. /Minera Titán, S.A. de C.V.	October 25, 2010	December, 2014	MXN$5,613.34 monthly (amount update)	MXN$5,613.34 monthly When drilling, Titan will pay US$100.00 for each drill hole. In the case that roads are required, the cost will be US$ 200.00
Rancho de la Zorra o Sta. Teresa/Enrique Prieto Rodríguez	Minera Titán, S.A. de C.V.	04/01/10	December, 2014	US$ 1,500 monthly	US$ 1,500 monthly When drilling Titan will pay MXN $1,000.00 for each drillhole. In the case that roads are required, the cost will be MXN$2,000.00 On negotiation.
Rancho San Julián/Jose Alberto Rico Urbina	Minera Titán, S.A. de C.V.	Renewal on January 2, 2014	The time required to carry out mining exploration work	US$ 31,192.27 annual. 12 monthly payments of US$ 2,598.27	12 monthly payments of US$ 2,598.27 When drilling, Titan will pay US$100.00 for each drill hole. In the case that roads are required, the cost will be US$ 200.00

October 2014	INDEPENDENT MINING CONSULTANTS, INC.

Levon Resources, Ltd. – Cordero Project
September 2014 Mineral Resource Update	4-11

"La Perla"/Arturo Alvídrez Grado	Minera Titán, S.A. de C.V.	September 1, 2011	The time required to carry out mining exploration work	US$ 250 (per month payable imonthly)	US$ 250 (per month payable bimonthly) When drilling, Titan will pay US$100.00 for each drill hole. In the case that roads are required, the cost will be US$ 200.00
"La Perla"/Jesús Francisco Alvídrez Grado	Minera Titán, S.A. de C.V.	September 1, 2011	The time required to carry out mining exploration work	US$ 500 (per month payable imonthly)
US$ 500 (per month payable bimonthly)

When drilling, Titan will pay US$100.00 for each drill hole. In the case that roads are required, the cost will be US$ 200.00.

There is an agreement of water supply (US$250 per day) and backhoe rental (US$400 for each hour of effective work and US$300 for each eight- hour wait) derived from this agreement executed on May 2, 2012. Validity: The time required to carry out mining exploration work

Fernando Rascón. (Rancho San Juan)	Minera Titán, S.A. de C.V.	April 24, 2012	The time required to carry out mining exploration work	(No payment for access)
(No payment for access)

This is a letter in which Mr. Fernando Rascón Chávez (co-owner) authorize Minera Titán to enter to "Rancho San Juan"

When drilling, Titan will pay US$100.00 for each drill hole. In the case that roads are required, the cost will be US$ 200.00

Fernando Rascón (Lease of the core storage and field office)	Minera Titán, S.A. de C.V.	October 1, 2013	September 30, 2014	MXN$19,500.00 monthly. (expired)	MXN$19,500.00 monthly Core storage and field offcie facilities renewal. The rent price shall adjust according consumer index prices. On negotiation.

October 2014	INDEPENDENT MINING CONSULTANTS, INC.

Levon Resources, Ltd. – Cordero Project
September 2014 Mineral Resource Update	4-12

4.4	Other Considerations

There are no known environmental liabilities associated with the properties.

All required permits to conduct exploration and drilling to our knowledge are up to date. All exploration reclamation has been kept up to date as the exploration has preceded.

October 2014	INDEPENDENT MINING CONSULTANTS, INC.

Levon Resources, Ltd. – Cordero Project
September 2014 Mineral Resource Update	5-1

5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The Cordero project area is located in the southern part of the state of Chihuahua in northern Mexico and is easily accessible by State Highway 24 from Chihuahua or Hidalgo Del Parral. The main project access is by the eastern secondary ranch road located one hundred meters north of the State Highway kilometer marker 150. The access road is maintained by Levon and leads 10 km to the Levon field office and core shed near the center of the Cordero project (Figure 5-1).

5.1	Topography, Climate and Physiography

The Cordero and Perla topography is gently rolling ranch land with elevations that range from 1,500 to 1,700 m and average 1,600 m.

The project area is located in the semiarid climatic zone of northeastern Mexico with an average annual rainfall of about 20cm which mostly falls in the months of July, August and September. Average temperature ranges between 1°C to 21°C in January and 18°C to 35°C in June. Work within the project area can be carried out year round with only occasional four wheel drive vehicles required for access during wet periods of the summer rainy season.

5.2	Vegetation

The dominant vegetation consists of xerophytes scrub, but with sparse grassland. Cattle ranching is the dominant industry of the region with local areas of corn and sorghum production.

5.3	Accessibility

Chihuahua is the nearest metropolitan city which is 3 hours north on Highway 25, and has the closest international airport. Torreon is a city 5 hours southeast and also has an international airport as well as smelting facilities. A well maintained, private airport with a 9,000 ft. paved landing strip suitable for jet traffic is located 25 km south of Cordero at Allende along the Parral Jimenez highway.

5.4	Local Resources and Infrastructure

Hidalgo del Parral is the nearest town and logistical center. Parral is one of Mexico’s oldest mining towns with a population of 120,000. Parral is a source of both skilled and semiskilled labor force that are mine oriented for exploration and for mining purposes, as well as the nearby mining centers of Santa Barbara and San Francisco del Oro.

Until 2013 small scale artisanal underground mining with contract miners were working for owners of the Herrara and Jandrina optioned claims under the Minera Titan option agreements. The artisan scale mines are centered on high grade silver veins about the Cordero felsic volcanic dome in the southeastern part of the property. Mining ceased once Levon exercised the options to purchase the claims in 2013.

October 2014	INDEPENDENT
MINING CONSULTANTS, INC.

Levon Resources, Ltd. – Cordero Project
September 2014 Mineral Resource Update	5-2

Water is available from wells and abandoned mine shafts within the project area that pierce the water table from depths of 50 m to 80 m. Currently, Levon uses these sources for drill water.

A two-tower electric transmission line crosses the southern part of the Cordero property and is within six kilometers of the Cordero resource. The power is sourced from the Mexico power grid and is the main trunk line for Parral. A second power line along State Highway 24, 10 km to the east of the property, was constructed by the State of Chihuahua in 2010. The CFE, Mexico's power authority did a study for Levon and CFE states that there is sufficient power availability for the project from the Mexico power grid.

October 2014	INDEPENDENT
MINING CONSULTANTS, INC.

Levon Resources, Ltd. – Cordero Project
September 2014 Mineral Resource Update	5-3

Figure 5-1 Cordero Location and Access

October 2014	INDEPENDENT
MINING CONSULTANTS, INC.

Levon Resources, Ltd. – Cordero Project
September 2014 Mineral Resource Update	6-1

6.0	HISTORY

The small scale, shaft entry, surface open stopes and underground mining of narrow (1 meter widths) high grade Ag, Au, Zn, Pb veins date back to the 17th century. Until the Levon purchase of the optioned claims in 2013 about six shafts were actively mined by artisan miners for direct shipping material from the veins with a reported cut off grades of one kilo/tonne silver. Some of the mine dumps also constituted high grade material that was hand sorted and shipped along with the underground production to the community mill just south of Hidalgo del Parral. The mined material was mostly hand sorted, milled by hand to produce direct shipping material. Remnants of a single six cell floatation mill built by Asarco remain at La Ceniza mine, but no tailings exist, which indicates limited mill use before the mine closed.

The district has a reputation for abundant, near surface ground water that could not be overcome by the pumps of the day. Water pumping efforts are evident at La Ceniza and South Shaft mines, which were unsuccessful according to local miners. The local miners reported that most of the shafts penetrate to the water table at depths of 50-80 m and most go no deeper. There are no reliable historical production mining records known.

Prior to the present Levon exploration program for bulk tonnage silver (Ag), gold (Au), zinc (Zn) and lead (Pb) deposits, modern exploration has focused on:

1.	Narrow,high grade vein and intrusive contact deposits within the Cordero Dome and La Ceniza Stock.

2.
Bulktonnage porphyry copper (Cu) and molybdenum (Mo) potential within and near the Sanson stock at the northeast end of the Cordero Porphyry Belt and skarn and porphyry Cu deposits in the southwestern most stock of the Porfida Norte Belt by Penoles in 2000.

Available exploration records for the above study are incomplete, though recently Levon has gained access to some of the Penoles porphyry exploration results. The following summary relies on local miner reports and piecing together some past drill core and hole locations that have been found at the property.

6.1	Coro Minera Exploration Activities

Francisco Armenta and Juan Manuel Viveros, exploring in Mexico for Coro Minera, a wholly owned subsidiary of Valley High Ventures, Ltd. (VHV) first recognized the possible silver and porphyry related bulk tonnage potential of the Cordero mineralized area in 2006. This was based on a property examination which followed up on a description of the mineralization from industry contacts. It took a year for Coro Minera to negotiate agreements with claim owners and surface rights agreements over the main part of the historical district. At about the same time the agreements were concluded, the surrounding land came open to staking, and was staked by Coro Minera.

October 2014	INDEPENDENT MINING CONSULTANTS, INC.

Levon Resources, Ltd. – Cordero Project
September 2014 Mineral Resource Update	6-2

From 2007 to 2008, Coro Minera completed geologic mapping, rock sampling, a soils grid and a series of five trenches centered over the Sanson Stock, La Ceniza Stock, and the Cordero Dome. Coro Minera compiled the available project data and located some of the existing drill hole collars in the field. They also found and cataloged historical core stored in various adobe mine buildings around the property. The salvaged core was scientifically re-boxed, preserving the core run blocks as possible and remarking the new boxes to match the original boxes when possible. The historical core was re-logged and it was discovered that much of the core was not split, even though it was mineralized with megascopic sphalerite and galena, veins, crackle breccias, including polylithic clast breccias and disseminations. Logging also revealed there were large gaps of missing core in many of the salvaged core holes at about the projected intervals of high grade vein material.

Coro Minera split and sampled the remaining historical core and documented several wide bulk tonnage intercepts of Ag, Au, Zn, Pb mineralization, which they interpreted as evidence of bulk tonnage deposit potential. Geologic tours by VHV management of some of the rare cross cuts among veins in the accessible underground mine workings lead to the impression that no mineralization was present in wall rocks adjacent to the veins (Juan Manuel Veveos, personal communication to Vic Chevillon, February, 2009).

By 2009, VHV dropped about 50% of the staked mining claims and later decided to seek a joint venture partner for the property to carry on exploration. VHV had drilled no holes, but had spent about CDN $1.25M from 2006 to 2008. VHV submitted a brief property summary to Levon Resources Ltd. (Levon) in early January, 2009. Levon negotiated the framework of a joint venture agreement on the basis of the report and conducted a two day field visit January 16 and 17, 2009.

6.2	Levon Early Exploration Activity

On January 16, Levon confirmed potential porphyry bulk tonnage controls on outcropping Ag, Au, Pb, Zn mineralization, in the historical core and on several of the historical mine dumps. The main part of the district appeared to be hosted by a felsic volcanic dome with at least one poorly exposed mineralized stock to the northeast in the area now named the Sanson Stock. The existence of a possible porphyry belt was also projected, based on the large scale geology reconnaissance around the mine workings during the two day property tour.

On January 17, 2009, Levon recognized diatreme breccia in isolated outcrops in an arroyo near a water well where reports of visible silver minerals by a local miner who had deepened a well by hand to reach water. Fine grained galena and sparse galena veins were exposed in the well spoils pile. Outcrops in an arroyo within 10 m of the water well expose iron stained, vein diatreme breccias that are cut by limonite stained, rusty weathering carbonate, and quartz veinlets. The breccias exhibit diagnostic diatreme breccia textures and appear mineralized (Chevillon, 2009). The breccias contain polylithic clasts (rhyolite, dacite, limestone, limey mudstone), which are poorly sorted and set in a similar matrix material that grades to rock flour sized particles. The outcrops had not been visited, mapped or sampled by VHV and contains no historical prospects. Diatreme breccias are key mineralized host rocks types, (as noted at other recent Mexican bulk tonnage deposits). The geology of the Cordero outcrops in the projected porphyry belt geologic setting recognized the previous day lead to the ultimate recommendation for Levon to pursue a Joint Venture (JV) on the property.

October 2014	INDEPENDENT
MINING CONSULTANTS, INC.

Levon Resources, Ltd. – Cordero Project
September 2014 Mineral Resource Update	6-3

Levon and VHV completed the JV negotiation and signed a letter of agreement and Levon returned to the property by February 4, 2009 and began JV fieldwork. Levon was the project operator controlling how all exploration monies were spent (by a verbal understanding with VHV) from February 4, 2009. The JV agreement called for Levon to spend CND $1.25 M over four years to vest in the ownership of the property at 51%. Levon exploration accelerated as drilling results came in to the point of vesting in 8 months, then buying out VHV to acquire the project 100% by 2011 (news release of May 25, 2011).

Levon early reconnaissance mapping led to defining two large scale belts of volcanic porphyry belts with mineral showings and lead to re -staking all available lands in August 2009. The claim staking doubled the land position to about 20,000 hectares (Figure 6-1).

Levon then focused Phase 1 detailed exploration in the Cordero Belt in the main part of the district in the southern tier of the property. Phase 1exploration included detailed geologic mapping, additional soils and rock chip sampling, surface trenching, an initial 3D induced polarization (IP) survey and core drilling.

Phase 1 drilling started in July, 2009 and included eight core holes (19,680 m). Three of the eight holes were discovery holes with economic metal grades over mineable bulk tonnage widths (news release of November 3, 2009) in two of the recognized Tertiary intrusive centers within the Cordero Belt. The holes also demonstrated porphyry style mineralization controls supported applying the porphyry exploration model and technologies to Cordero exploration.

Hole C09-5 in the Pozo de Plata Diatreme intersected well mineralized diatreme breccia over 152 m grading 80.6 g/t Ag, 0.61 g/t Au, 1.41% Zn and 1.22 % Pb, including 72m of 150.16 g/t Ag, 1.06 g/t Au, 2.48% Zn, 2.27% Pb and is located 500 meters northeast of the outcrops where the diatreme was first recognized. Hole C09-8 intersected porphyry-style, disseminated and stockwork vein mineralization, and some diatreme mineralization 1.3 km northeast of C09-5 in an eastern part of the Cordero Felsic Dome complex. Hole C09-3 discovery new un-prospected vein and intrusive contact mineralization 1 km from C09-8. Drill results from the three holes, in the context of the porphyry exploration model provided the basis of raising exploration funds on the public market to proceed into Phase 3 exploration.

Subsequent exploration activities are described in Section 9.

6.3	Production History

A variety of prospects, hand dug trenches, shafts, and short drifts, and cross-cuts are present on the property generally in the areas now covered by the Cordero resource. The workings and prospects have been the source of production in the past, mostly from outcropping high grade silver, gold, zinc, lead veins and vein showings.

There are no known records of district production in the past. There is evidence of early camp fire-scale smelting, but no mill tailings or larger scale processing plants. It appears all the production over the centuries was from direct shipping ores. The workings are all shallow (less than 50-80 m) due to abundant ground water that could not be overcome by pumping.

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Levon Resources, Ltd. – Cordero Project
September 2014 Mineral Resource Update	6-4

Figure 6-1 Location of Cordero Porphyry Belts

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Levon Resources, Ltd. – Cordero Project
September 2014 Mineral Resource Update	7-1

7.0	GEOLOGICAL SETTING AND MINERALIZATION

7.1	Regional Geology

The Cordero Project is situated about 20 kilometers east of the eastern most foothills of the Sierra Madre Occidental Volcanic Province within a western corridor of the Basin and Range Province. On the Cordero property Basin and Range normal faults usually display minimal offsets (<10 m) (Figure 7-1).

A CHIHUAHUA
VALLE DE ZARAGOZA
CORDERO
AGUA FRIA
EL DORADO
STA. CRUZ DE VILLEGAS
NATURANA
ALLENDE
VALLE DE ALLENDE
HIDALGO DEL PARRAL
TALAMANTES
SN. FCO. DEL ORO
LOS AZULES
SANTA BARBARA
VILLA MATAMOROS
DURANGO
A DURANGO
A SANTA BARBARA
A JIMENEZ
N
45
Tmv
Kim
Tsc
Qal
TQb
Ksm
Tmgi
Quaternary
Qal Alluvium
TQb Basalt flows interbeded sediments
Tertiary
Tsc Sediment filled Grabens
Tmv Rhyolite and Dacite
Tmgi Granitoid Intrusives
Cretaceous
Ksm Silty Sandsatones and Shales in alternating bands
Kim Marine Limestone (Chihuahua Group)
Geological contact
Normal fault
Anticlinal axis
Overturned Anticline
Fault
Thrust fault
City
Town
Mine workings
Paved roads
Unpaved roads
Railway
Rivers, streams
20 km

CORDERO SANSON

REGIONAL GEOLOGY

FIGURE 4

Figure 7-1 Regional Geology of the Cordero Project
(Modified after Bailey, 2011)

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September 2014 Mineral Resource Update	7-2

7.2	Local Geology

The Cordero geology is relatively simple: a series of Tertiary volcanoes, including felsic domes, diatreme breccia complexes and related igneous intrusive stocks and dike swarms were emplaced into a Cretaceous sequence of folded, thin bedded marine carbonate country rocks (Figure 7-2). The country rock sequence is comprised of thin bedded, shelf limestone, carbonate sandstone and calcareous siltstone and mudstone.

Levon exploration has focused in the Cordero Porphyry Belt, the Porfido Norte Belt and the Perla Felsic Dome. The Levon resource was discovered, grid drilled and defined in the center of the Cordero Porphyry Belt (Figure 7-2).

Figure 7-2 Belts and Intrusive Centers in the Cordero

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Geomorphology reveals the volcanic felsic domes form relic volcanic constructional topography preserved above a regional andesite volcanic plateau that formed during volcanism. The Tertiary paleo surface is documented by a thin (<50 m) andesitic volcanic flow sequence of the volcanic plateau that has been only partially dissected by erosion in river valleys. The Cordero and Perla volcanic domes, which are mineralized to the surface protrude above the plateau are evidence mineralization reached the paleo surface (Figure 7-3).

Figure 7-3 Surface Geomorphology of Partially Eroded Mineralization (Cordero Dome,
Foreground, Perla Felsic Dome).

7.2.1	Cordero Porphyry Belt Geology

The Cordero Porphyry Belt was defined by Levon beginning in 2009 on the basis of property recon mapping. The Company recognized systematic geologic zoning patterns within the Belt related to the level of intrusives within the Belt along its strike and used this recognition to guide the exploration priorities and targeting. The Belt consists of at least six igneous intrusive centers aligned within a northeast trend 15 km on strike and 3-5 km wide (Figure 7-4). Most of the historical workings are in the center of the Cordero Prophyry Belt within Cordero Felsic Dome, Cordero Porphyry Zone and La Ceniza Stock (Figure 7-4).

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Figure 7-4 Simplified Geologic Map of the Cordero Porphyry Belt and Intrusive Centers

A diagrammatic, exploration longitudinal section of the Cordero Porphyry Belt summarizes important geologic features and domains, metal zoning and target settings along the strike of the Belt (Figures 7-5, 7-6).

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Figure 7-5 Current Cordero Porphyry Belt Longitudinal Exploration Cross Section
The explanation for Figure 7-5 is shown in Figure 7-6

Figure 7-6 Explanation for Figure 7-5

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Levon Resources, Ltd. – Cordero Project
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The longitudinal exploration section (Figure 7-5) illustrates the geologic (and exploration) systematics of the Belt:

1.	The mapped and projected igneous intrusive centers and depth of their emplacement vary systematically through the strike length of the Belt.

●	Igneous intrusive centers are mapped and projected progressively deeper toward the southwest:

●	Stockwork veined, mineralized granodiorite porphyry rocks are exposed in outcrop in the northeast end of the Belt (Sanson Stock) and

●	A mineralized caldera, diatreme complex is exposed in outcrop at the end of the Belt 15 km to the southwest (Molina de Viento Caldera & Diatreme Complex).

2.
Geologic mineralized showings and deposit types and targets are also systematically distributed through the Belt in the context of the porphyry exploration model that can account for Cordero mineralization, targets, exploration priorities, metal zoning patterns and upside potential:

●	Shallow porphyry targets are to the NE

●	Shallow diatreme targets are to the SW with associated porphyry targets at depth.

3.	Metal zoning patterns through the strike of the Belt range from:

●	Mo, Cu are to the northeast with

●	Ag, Au, Zn, Pb increasing to the southwest and

●	Au, as increasing further to the southwest as reflected in surface prospects, soils data, drill hole and rock sampling data.

7.2.2	Cordero Resource Geology

The resource spans four intrusive centers within the central Cordero Porphyry Belt. From southwest to northeast they are the Pozo de Plata Diatreme, Cordero Felsic Dome, Cordero Porphyry Zone and the La Ceniza Stock (Figure 7-5). The intrusive centers are dominated by Tertiary dacite porphyry, cut by rhyolite dikes and diatreme breccias and varieties of intrusion breccias. The exact contacts of the intrusive centers are not distinct in drill core, but can be mapped generally on the surface.

Contact relationships indicate the Cordero Felsic Dome is probably the youngest host composite intrusive of the resource. The dome is mushroom (laccolith) shaped and overlies (and cuts) rocks of the Pozo de Plata Diatreme and Cordero Porphyry Zone. Relative ages of the other intrusive centers are not known, though indirect evidence related to the geomorphology of the region indicates that the intrusives of the Cordero Porphyry Belt may young toward the southwest, which would support the Pozo de Plata Diatreme being younger than the Cordero Porphyry Zone and mineralization.

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7.2.3	Cordero Resource Mineralization

In each intrusive center hosting the resource, silver, gold, zinc, lead, mineralization appears to be syngeneic and late magmatic from parageneic textural and cross cutting relationships in the core. Mineralization in each of the intrusive centers and surrounding country rocks was very complex and associated with multiple stockwork veining and mineralized breccia and mineralized intrusive events. At least eight pulses of mineralization are evident in the core. The mineralization within the intrusives is bulk tonnage, porphyry-style disseminated and stockwork veining sulfides (Figure 7-7). The core is from within the Cordero Porphyry Zone and shows that the mineralization is the pervasive, disseminated mode (upper left) and vein and disseminated galena and sphalerite (lower right).

Figure 7-7 Porphyry type Ag, Au, Zn, Pb Mineralization

Higher grade mineralization is associated with multiple generations of diatreme breccias, intrusive and contact breccias within the composite intrusives that dominate the host intrusive centers of the resource (Figure 7 -8). The core in this figure is from the Pozo de Plata Diatreme. The brown mineral is sphalerite as clasts, vein fill and disseminated mineralization in the matrix of the breccia. Clasts range from angular to well-rounded and are poorly sorted.

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Figure 7-8 Diatreme Breccia Type Mineralization.

Highest grade mineralization is in the manto replacement bodies (Figure 7-9) and northeast trending, through going veins in the district which were mined in the past (Figure 7-10). In Figure 7-8, on the right is high grade, inter-grown, galena, sphalerite and pyrite, nearly massive sulfide with a few relic bedded limestone features locally preserved. The pictured core is from hole C10-131in the northern contact zone of the Pozo de Plata Diatreme. Manto mineralization also is encountered in some holes in the Cordero Porphyry Zone in contact areas with limestone.

Figure 7-9 Manto Replacement Mineralization After Limestone.

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Figure 7-10 High Grade Mineralization in NE Trending Veins

Figure 7-10 shows high grade, direct shipping, hand processed material from past small vein mines (> 1 kilo Ag cut off) that penetrated NE trending 1m wide veins that cut through the district. Mining has been confined to shallow shaft 50-80m to the water table.

In country rocks biotite and chlorite hornfels, skarn and garnet skarn and manto replacement bodies are present in contact zones of the intrusive centers, which can be very complex zones with abundant sills and breccia zones around the intrusive centers.

Sulfide minerals generally include argentiferous galena, sphalerite and pyrite, often in about equal proportions in all the types of mineralization.

Copper minerals and molybdenite are notably rare to absent in the resource. Chalcopyrite and molybdenite are notably present in a deep drill hole (C11-163) that intersected a younger dacite porphyry hosted copper/moly system at depths of 900 m to 1,200 m (total hole depth) beneath a northeast part of the Ag, Au, Zn and Pb resource.

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September 2014 Mineral Resource Update	7-10

7.2.4	Resource Alteration Assemblages

The Ag, Au, Zn, Pb mineralization of the resource is associated with alteration mineral assemblages and zonation typical of porphyry type deposits. Mineralized shells are highest grade within the phyllic and potassic alteration transition zones, above a barren potassic alteration core. Key potassic alteration minerals are K feldspar and felty secondary biotite. Phyllic alteration zones are surrounded by argillic, green argillic and prophyllitic zones progressively away from the intrusive centers and centers of mineralization. Chlorite and biotite hornfels and skarn also fit into the alteration zoning pattern around the intrusive centers.

A peculiar alteration feature at Cordero is that near the surface (generally above about 200-250 m depths) rusty weathering carbonate proxies for silica (quartz) in the alteration assemblages. Below these depths carbonate is increasingly less abundant and quartz become more abundant in the alteration assemblages (refer to Figure 8-1 in Section 8.0, Deposit Types, of this report).

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September 2014 Mineral Resource Update	8-1

8.0	DEPOSIT TYPES

Sulfide mineralization within each of the intrusive centers of the Cordero Porphyry Belt is disseminated and stockwork vein controlled. These two modes of mineralization are typical of porphyry-style mineralization.

Within each intrusive center of the Belt Ag, Au, Zn, Pb bulk tonnage mineralization occurs with in the phyllic and potassic alteration assemblages which also form shells around a central barren potassic alteration core. Progressive alteration shells outward from the mineralization are argillic, green argillic and prophyllitic as illustrated in a composite alteration section through the Cordero Felsic Dome portion of the resource in Figure 8-1.

Figure 8-1 Composite Alteration Cross Section Through the Cordero Felsic

The mode and alteration zoning patterns of the intrusive hosted, disseminated and stockwork veined mineralization at Cordero are the best evidence that Ag, Au, Zn, Pb mineralization is a novel porphyry type mineralization in addition to porphyry copper and porphyry molybdenum deposits (Figure 8-2).

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Figure 8-2 Triangular Diagram Illustrating the Characteristics and Zoning Patterns of Cordero
Mineralization as a Novel Porphyry Type Mineralization

The Cordero mineralized system also includes mineralized diatremes, contact and skarn deposits and manto, limestone replacement bodies within diatremes and in intrusive contact zones.

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Levon Resources, Ltd. – Cordero Project
September 2014 Mineral Resource Update	9-1

9.0	EXPLORATION

9.1	Target Definition

Levon target definition relied on geologic mapping and remapping during exploration on the surface and within the drill core lay out.

Levon derived and used a single geologic mapping explanation for surface mapping and drill core mapping for maximum description, precision and accuracy. The Company invests significant time training project geologists for descriptive mapping consistency to render descriptive geologic maps at all scales. The approach is to identify and map 1) lithologies, 2) alteration mineral assemblages and 3) opaque minerals (sulfides and on surface oxides) on separate overlays. This mapping approach is patterned after the past Anaconda Copper Company style of mapping. The maps help dissect the key components of the mineralized system for target vectoring in the context of the porphyry exploration model.

Particularly areas being drilled, were mapped and remapped as drilling proceeded to try and document and understand the correlation of surface geology with drill core geology. By this approach key supergene weathering alteration assemblages were recognized that mimic, for example high Zn grades in bedrock (pink hematite alteration recognized by David Greenan, 2009).

The real time surface and core mapping were often remapped, causing the geologic maps to be in constant flux. The maps were preserved in scanned digital format for subsequent field use. The remapping prevented the compilation of a district wide detailed geologic map during the drilling. After the Aida drilling was completed in 2014, several months were spent compiling the detailed geologic maps of the main exploration areas within the porphyry belts and the Perla Felsic Dome. This geologic map compilation is currently being digitized into 3D GIS, which is not available for this report.

Mapping results focused layout of trenches, rock chips and soil surveys and geophysical surveys to complete drill targeting. The geologic maps help set drilling priorities and spotting the drill holes.

9.2	Geophysical Exploration

Recognizing porphyry controls and applying the exploration model lead to an array of state of the art geophysical techniques that are proven targeting tools in such terrains being used. Leading contractors including developers of the latest technologies, were contracted to do the surveys. Figure 9-1 shows the areas at Cordero where geophysical surveys have been completed.

SJ Geophysics, Vancouver, conducted an initial 3D IP survey over the Pozo de Plata Diatreme, Cordero Felsic Dome, La Ceniza Stock, and completed 3D inversions on the data for interpretation. Three independent, consulting geophysicists interpreted the data, derived 3D inversions of the data (SJ Geophysics and consultants Frank Fritz, and Terry White) and laid out proposed drill holes based on the inverted IP data and geology. Rather than submitting interpretive reports the geophysicists forwarded the 3D inversion files and interpretive digital files and recommended drill holes that were incorporated and integrated directly into the Cordero 3D exploration model.

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Gocad pattern recognition software of the petroleum industry adapted to mining was used daily for the 3D compilation of project results and integration of the geophysical results.

McGee Geophysics of Reno, NV completed ground-based gravity surveys over the Pozo de Plata and Dos Mil Diez diatreme complexes. Terry White, Rock Geophysics, Reno, NV, produced and interpreted 3D inversions of the gravity data, which were integrated and jointly interpreted with soil sampling and geologic mapping results in the 3D GoCad exploration model.

Aeroquest Geophysics of Mississauga, Ontario, Canada completed airborne magnetometer, electromagnetic (EM) and radiometric surveys over the entire Cordero Belt (Aeroquest, 2010). SJ Geophysics completed 3D inversions on the Aeroquest airborne magnetometer data. SJ was also contracted to complete additional 3D IP surveys over the Molina de Viento, Dos Mil Diez, Pozo de Plata, Cordero Dome, La Ceniza Stock, Perla and Porfido Norte Belt including 3D inversions of the data (Zayonce, 2011).

CORE Geophysics, Truckee, California conducted a large scale grid traverse of high resolution magneto tellurics (MT) surveys over the Cordero Porphyry Belt to provide insight into the intrusive architecture of the Belt and its mineralization.

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September 2014 Mineral Resource Update	9-3

Figure 9-1 Geophysical Surveys Location Map

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September 2014 Mineral Resource Update	9-4

9.3	Proximal Resource Expansion Targets

The Cordero resource of this report remains in the late discovery stage. The resource has yet to be fully closed off by drilling (delineated) on strike or at depth (Figure 9-2 and 9-3). Resource expansion targets are simple offset drilling and deeper drilling on the current drill grid. For example, the calculated, overall strip ratio is 1.2 to 1 (waste rock to mineralized material) of the present resource presented in Section 14 of this report. Modeled unmineralized waste rock includes mostly yet to be drilled areas within the modeled open pit geometry that contains the resource. The Company projects that once this proximal ground is drilled the resource will likely expand until it is fully delineated by grid drilling.

Proximal resource drilling will likely also expand the resource with some infill holes drilled deeper to produce a homogeneous drill penetration pattern across the entire resource. Early Phase 1 and 2 grid drill holes were often cut off at 300m to 500m depths, until deeper holes revealed mineralization extends much deeper. Average hole depths were increased to 800m and 1000m in the late Phase 2 drilling and the holes encounter mineralization to be followed up with additional drilling.

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September 2014 Mineral Resource Update	9-5

Figure 9-2 Map of Drill Holes, Mineral Resource Pit Limit and AgEq Grades

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Levon Resources, Ltd. – Cordero Project
September 2014 Mineral Resource Update	9-6

Figure 9-3 East-West Cross Section Showing Plunge to East (NE)
Which Has Not Been Drilled to Depth

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Levon Resources, Ltd. – Cordero Project
September 2014 Mineral Resource Update	10-1

10.0	DRILLING

The Cordero September 2014 mineral resource is based exclusively on Levon core drilling data. The drill plan and trace of the drill holes is shown on Figure 10-1. A majority of the holes are drilled either in a northerly or southerly direction on a drill grid that ranges from 50 m to 200 m drill site spacing depending on the intrusive center being drilled.

Figure 10-1 Resource Drill Hole Locations.

Black = holes used for June 2012 mineral resource
Red = holes added for the September 2014 mineral resource
(200m grid)

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September 2014 Mineral Resource Update	10-2

The latest core drilling was conducted by Landdrill International S.A. De C.V., Mexico City in 2012, and Oretest Drilling S.A De C.V., Mazatlan, Mexico in 2013 and 2014. The companies drilled on a contract basis using best drilling industry core drilling equipment, supplies and practices. All holes were collared with HQ diameter core and a few holes in the Cordero Porphyry Zone and the Cordero Felsic Dome had to be reduced to NQ diameter core in areas of bad ground conditions or to increase the depth penetration of the drills.

10.1	Drill Phases

Since the 2009 Phase 1 discovery holes, the progression of offset grid drilling through 4 Phases is illustrated in Figures 10-2 through 10-6. The Cordero Resource spans four intrusive centers within the Belt including the Pozo de Plata Diatreme, the Cordero Felsic Dome, the Cordero Porphyry Zone and the western part of the La Ceniza Stock (Figures 10-2 through 10-6).

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September 2014 Mineral Resource Update	10-3

Figures 10-2 through 10-6 Progression of Drilling Phases

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Levon Resources, Ltd. – Cordero Project
September 2014 Mineral Resource Update	10-4

10.2	Core Handling Procedures

Wooden blocks are marked with the hole depth in meters for each core run recovered from the wire line core barrel. The marked wooden blocks are inserted at the corresponding hole depths as the core is placed in the core box and the drill boxes are marked with from and to depth in meters to the nearest centimeter (cm). Faults and broken ground, which are generally a rare feature, are typically marked on the blocks.

The core is transported to the core logging facility twice a day and the UV-resistant plastic core boxes laid out on the ground, washed with a hose and photographed wet and dry for a complete core record of all holes. Core recoveries are estimated by measuring between wooden core blocks and calculating percentage of recovered core for each drill run.

The core is mapped and logged in detail utilizing a core layout approach and the project geologic explanation for mapping and core logging, including a visual estimate of sulfide abundance and projected metal grade estimates on a histogram at 2 m intervals down each hole. Core is ideally laid out on the ground as the drill holes would appear on drill sections through each mineralized zone to best document any lithology, alteration or mineralization correlations among holes as the core is mapped (and often remapped). The resulting drill data is imported into 3D GoCad pattern recognition software daily for monitoring drill success, geological modeling and design of subsequent drill holes.

The core is sawed in half lengthwise and sampled continuously through 2-meter intervals. The core recovery is generally good, averaging 95+%, with very few intervals of poor recovery. The orientation of the mineralization is typically unknown and true widths of mineralization are unknown at this time.

10.3	Drill Hole Database

The borehole database is assembled by Levon and provided to IMC for use in developing the mineral resource estimate.

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Levon Resources, Ltd. – Cordero Project
September 2014 Mineral Resource Update	11-1

11.0	SAMPLE PREPARATION, ANALYSIS AND SECURITY

The Cordero drill data comes from core drilling and Levon has provided the following procedure for handling the core, logging it and preparing the samples for shipment to ALS Chemex and Act Labs for sample preparation and assaying.

1)
The core is drilled. Drillers put wood blocks as a footage marker in the core box as they pull the core from the core barrel. Most of the core is HQ diameter (2.50 inches or 63.5 mm) core, but is reduced to NQ (1.775 inches or 45.1 mm) occasionally in rare areas of bad ground, or below 800 m hole depths to extending drilling ranges.

2)	The core boxes are transported from the drill rig to the Cordero core shed twice daily and laid out on the ground in the order it was drilled.

3)	The core is washed with a hose by the geologist and the geology is examined, but the core is not touched.

4)	The core recovery is measured and recorded using the core blocks for depth reference.

5)	The core is photographed with a digital camera in the sun when possible, wet and dry.

6)
The geologist completes a CoreMap (log) of the core generally within 30 minutes of when the core is first laid out and provides the DailyCoreMap for scanning and manual data entry into the MasterDailyCoreMap spreadsheet database.

7)	The geologist then completes a more detailed Quicklog of the core and provides that for scanning and manual data entry into the MasterQiucklog spreadsheet database.

8)	The core is marked by the geologist for sawing and sampling.

9)	The core is sawed along the geologist's marks

10)	Core is sampled continuously through two meter sample intervals for all core drilled.

11)
The geologist prepares the Standards and Blanks and Twin list using the CoreMap and Quicklog to insert some of the Blanks (after high grade intervals for example) and standards, which are mostly randomly inserted.

12)
The core is sampled. The sample Blanks are inserted in the sample stream with a normal sequence sample number in the Core Shed. Core intervals designated by the geologist and marked for twinning is quarter sawed and each quarter sampled and included in its own separate sample bag in the normal sample sequence for analysis.

13)	The core samples are bagged in rice bags for ALS Chemex (and in the latest drilling ActLabs) pickup at the core shed.

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September 2014 Mineral Resource Update	11-2

14)
ALS Chemex (or in the latest drilling ActLabs) is notified for sample pickup once each hole is completely sampled and there are a sufficient number of holes to fill their sample truck. A rice bag tally sheet for each shipment is prepared for the project records for each shipment by the sampling team.

15)	Once the samples are ready for transfer to the assay lab, a shipment is picked up by the lab and the following procedure completes the assaying of the samples.

16)	The lab takes custody of the samples and drives them to their Chihuahua sample preparation facility for processing. The labs ship the sample pulps to their Vancouver labs for analysis.

17)
The ALS Chemex lab in Vancouver contacts Levon Resources Ltd when each shipment of sample pulps arrives. Levon inserts the numbered Standards into the sample stream before the pulps are analyzed by ALS Chemex. For the recent ActLab analyses Levon assembled standard, twin and blank QAQC sample numbered envelopes shipped with the core samples. ActLabs then prepped the samples and inserted the Levon QAQC samples in to the sample stream in sample number order.

18)
The labs email the preliminary and final lab results to Levon and the results are compiled into the MasterDH and ALSChemexDH spreadsheet databases and more recently into an Access database for the entire project.

19)	The labs email the final signed and scanned assay certificates, which are compiled and archived.

The Cordero data base assays were run by ALS Chemex and more recently ActLabs (from hole C13-251), which are ISO-certified laboratories. The sample preparation and assaying procedure is:

1)	Split core samples were prepared for assaying at the labs in Chihuahua by drying and crushing to 85% minus 10 mesh, followed by riffle-splitting and pulverizing to 95% minus 150 mesh.

2)
Assaying was performed at the ALS Chemex lab (or ActLabs after hole C13-251) in Vancouver, B.C. Gold analyses were performed by 30-gram fire assay with AA (atomic absorption) finish. Silver, zinc and lead were analyzed as part of a multi-element inductively coupled argon plasma (ICP) package using a four-acid digestion with over-limit results reanalyzed using ICP-AES (atomic emission spectroscopy).

11.1	QAQC and Referee Analyses

Blank, twin and standard sample insertions in the core sampling stream included about 20% additional samples as recommended early in the project by AMEC, Vancouver who designed the QAQC program for the project. Sample insertion procedures are described above.

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Levon Resources, Ltd. – Cordero Project
September 2014 Mineral Resource Update	11-3

Referee lab samples were performed by ActLabs when ALS Chemex was contracted to do the assaying of drill core. From hole C13-251 ActLabs was contracted to analyze the drill core and ALS Chemex completed the referee sample analysis. For referee samples every 20th reject was delivered to the referee lab for sample pulp preparation and assay analysis.

October 2014	INDEPENDENT MINING CONSULTANTS, INC.

Levon Resources, Ltd. – Cordero Project
September 2014 Mineral Resource Update	12-1

12.0	DATA VERIFICATION

The Cordero database is maintained by Levon as an access database which is updated as new information is available. During the course of IMC’s involvement with the project, Levon forwards its master assay file to IMC for use. IMC does internal checks on the database as it converts it into the IMC database software. Inconsistencies are flagged and brought to the attention of Levon for correction. As mentioned in Section 11, the assay certificates are provided to Levon electronically for incorporation into the database. IMC has checked the transfer of original certificate data from ALS Chemex and Activation Laboratory to the Levon database. IMC has reviewed the data handling procedures and the quality assurance and quality control (QA/QC) procedures being used by Levon for its Cordero project and finds them to be within currently acceptable standards.

The Cordero data base assays were run by ALS Chemex, an ISO-certified laboratory and by Activation Laboratory (ACTLab). The sample preparation and assaying procedures used by these laboratories are described in Section 11.

12.1	Comparison of Assays with Original Assay Certificates

Twenty-eight drillholes were selected from the Cordero database for certificate checks. These drillholes were:

C09-4	C10-14	C10-24	C10-35	C10-42	C10-58	C10-70	C10-83
C10-95	C11-107	C11-117	C11-127	C11-138	C11-148	C11-156	C11-161
C11-164	C11-171	C11-191	C11-205	C12-217	C12-227	C12-238	C12-240
C13-251	C13-255	C13-261	C14-269

Assays on Cordero samples in the database were run by two laboratories, ALS Chemex and Activation Laboratory. Both csv and pdf files were sent for all drilling.

Twenty-four drillholes of the certificate check data had ALS Chemex listed as their primary lab. Certificate data was checked for Silver, Gold, Lead and Zinc. There were no differences between the assay value in the database that IMC received from Levon and the certificate data.

Four drillholes of the certificate check had ActLab listed as their primary lab. Table 12.1 shows the results of these four drillholes. For each mineral, in each hole, the total number of assays, the number verifiable on available certificates, and the number of differences are shown. Also, the differences in the database and certificates are explained under the “Description of Differences” column. All assay values (except for 3 silver assays) which did not match the ACTLab certificates matched the ALS Chemex check assay values. Although there is no significant difference in the assay values for these samples, the procedure should be changed to use the original assay value. IMC did not receive the assay certificate for the overlimits values which were used in the database for the 3 silver assays which did not match the ACTLab certificate data.

October 2014	INDEPENDENT MINING CONSULTANTS, INC.

Levon Resources, Ltd. – Cordero Project
September 2014 Mineral Resource Update	12-2

Table 12-1 Comparison of Drillhole Database With Assay Certificates
		No. of	No. of	ALS	No. of	ACT	No. of
Holeid	Analysis	Assays	ALS Certs	%	ACT Certs	%	Differences	%	Description of Differences
	Silver	314	19	6%	314	100%	19	6.1%	Values from check assays - ALS Chemex
C13-251	Gold	314	19	6%	314	100%	17	5.4%	Values from check assays - ALS Chemex
	Lead	314	19	6%	314	100%	19	6.1%	Values from check assays - ALS Chemex
	Zinc	314	19	6%	314	100%	19	6.1%	ME-ICP61 - ALS Values from check assays - ALS Chemex
	Silver	379	21	6%	379	100%	18	4.7%	Values from check assays - ALS Chemex
C13-255	Gold	379	21	6%	379	100%	18	4.7%	Values from check assays - ALS Chemex
	Lead	379	21	6%	379	100%	20	5.3%	Values from check assays - ALS Chemex
	Zinc	379	21	6%	379	100%	20	5.3%	ME-ICP61 - ALS Values from check assays - ALS Chemex
	Silver	363	18	5%	363	100%	15	4.1%	Values from check assays - ALS Chemex
C13-261	Gold	363	18	5%	363	100%	16	4.4%	Values from check assays - ALS Chemex
	Lead	363	18	5%	363	100%	18	5.0%	Values from check assays - ALS Chemex
	Zinc	363	18	5%	363	100%	18	5.0%	ME-ICP61 - ALS Values from check assays - ALS Chemex
	Silver	327	15	5%	327	100%	16	4.9%	Values from check assays - ALS Chemex - 3 overlimits no certificate data
C14-269	Gold	327	15	5%	327	100%	11	3.4%	Values from check assays - ALS Chemex
	Lead	327	15	5%	327	100%	15	4.6%	Values from check assays - ALS Chemex
	Zinc	327	15	5%	327	100%	15	4.6%	ME-ICP61 - ALS Values from check assays - ALS Chemex

12.2	Levon QA/QC Protocol

In accordance with its QA/QC protocol Levon inserted standards, blanks and duplicates approximately every 20th sample during the assaying program. The duplicate assays, which were run on quarter-core splits, confirm that core-splitting procedures are not biasing the assay results and the standard and blank assays show no significant divergences from recommended or expected values.

12.3	Previous Data Verification

IMC reviewed the check assay data for holes C09-1 through C10-77 as part of its work for the development of the June 2011 mineral resource and documented in its technical report titled “Cordero Project Mineral Resource, Chihuahua, Mexico Technical Report”, dated July 2011. The results of that work is that IMC found the Cordero data base for gold, silver, lead and zinc assays through hole C10-77 verifiable in accordance with industry standards.

IMC reviewed the check assay data for holes C11-77 through C12-202 as part of its work for the development of the July 2012 mineral resource and documented in its technical report titled “Cordero Project June 2012 Mineral Resource Update, Chihuahua, Mexico Technical Report”, dated July 2012 (as amended May 10, 2013). The results of that work is that IMC found the Cordero data base for gold, silver, lead and zinc assays through hole C12-202 verifiable in accordance with industry standards.

12.4	Assays on Standard Samples

The data provided to IMC consisted of 4,354 assays run on standards that were used during the Levon drilling program (holes C11-98 to C14-274), representing the insertion of a standard into the sample stream approximately once every 10th sample. Work on the standards analysis is currently in progress.

October 2014	INDEPENDENT MINING CONSULTANTS, INC.

Levon Resources, Ltd. – Cordero Project
September 2014 Mineral Resource Update	12-3

12.5	Assays on Blank Samples

The data provided to IMC consisted of 5,009 assays run on blanks. This represented the insertion of a blank into the sample stream approximately once every 9th sample. Work on the blanks analysis is currently in progress.

12.6	Assays on Duplicate Samples

The data provided to IMC consisted of 3,531 assays run on duplicate samples prepared by ALS Chemex and ACT from second-split core from holes C11-98 to C14-274, representing one duplicate assay approximately every 13th sample. Table 12.2 shows the results of differences in the means between the first splits and the second splits. ACT Silver shows a 15% difference between the mean of the first split and the mean of the second split, this is due to one sample and when that is deleted there is a -3% difference in the means with the first split mean lower than the second split mean. This suggests that the first splits may be biased low relative to the second splits for 7 of the 8 cases, but assay1 > assay2 counts meet criteria for randomness.

Table 12-2
Summary of Duplicate Assay Results
		Number of	Database	Duplicate	DB/Dup
Lab		Duplicates	Mean	Mean	Percent
Chemex	Silver	2951	6.105	6.321	-4%
Chemex	Gold	2951	0.0195	0.0196	-1%
Chemex	Lead	2951	0.081	0.084	-4%
Chemex	Zinc	2951	0.196	0.201	-3%
ACT	Silver	593	10.151	8.592	15%
ACT	Gold	593	0.0347	0.0324	7%
ACT	Lead	593	0.169	0.171	-1%
ACT	Zinc	593	0.268	0.277	-3%

Figures 12-1 to 12-4 show the XY-plots of scatter for the ALS Chemex database assay values VS the duplicate values for silver, gold, lead, and zinc. Figures 12-5 to 12-8 show the XY-plots of scatter for the ACT database assay values versus the duplicate values for silver, gold, lead, and zinc.

October 2014	INDEPENDENT MINING CONSULTANTS, INC.

Levon Resources, Ltd. – Cordero Project
September 2014 Mineral Resource Update	12-4

Figure 12.1 ALS Chemex Database Assays VS Duplicate Assays for Silver

Figure 12.2 ALS Chemex Database Assays VS Duplicate Assays for Gold

October 2014	INDEPENDENT MINING CONSULTANTS, INC.

Levon Resources, Ltd. – Cordero Project
September 2014 Mineral Resource Update	12-5

Figure 12.3 ALS Chemex Database Assays VS Duplicate Assays for Lead

Figure 12.4 ALS Chemex Database Assays VS Duplicate Assays for Zinc

October 2014	INDEPENDENT MINING CONSULTANTS, INC.

Levon Resources, Ltd. – Cordero Project
September 2014 Mineral Resource Update	12-6

Figure 12.5 ACTLab Database Assays VS Duplicate Assays for Silver

Figure 12.6 ACTLab Database Assays VS Duplicate Assays for Gold

October 2014	INDEPENDENT MINING CONSULTANTS, INC.

Levon Resources, Ltd. – Cordero Project
September 2014 Mineral Resource Update	12-7

Figure 12.7 ACTLab Database Assays VS Duplicate Assays for Lead

Figure 12.8 ACTLab Database Assays VS Duplicate Assays for Zinc

October 2014	INDEPENDENT MINING CONSULTANTS, INC.

Levon Resources, Ltd. – Cordero Project
September 2014 Mineral Resource Update	12-8

12.7	Check Assays

No Additional ACT check assay information was received by IMC from Levon since the July 2012 NI43-101 Technical report.

Check assay information from ALS Chemex (holes C12-215 to C12-274) was used in the database as stated previously. At this time IMC does not have the original ACT assay value for these drillholes. Check assay verification is currently in progress.

12.8	Conclusions and Recommendations

The Cordero database meets criteria for use in the development of the September 2014 resource. IMC recommends the following work be done prior to the next resource update.

1)	Change the database protocol to use the assay data from the original lab in the database as noted in Section 12.1.

2)	There appears to be some mislabeling of the standards or blanks in the QA/QC data. This needs to investigation and correction.

October 2014	INDEPENDENT MINING CONSULTANTS, INC.

Levon Resources, Ltd. – Cordero Project
September 2014 Mineral Resource Update	13-1

13.0	MINERAL PROCESSING AND METALLURGICAL TESTING

This section summarizes the metallurgical work completed for the PEA and subsequent metallurgical test work. The suggested mill flotation recoveries presented in Section 13.8 have been used to calculate the silver equivalent (AgEq) grades in the mineral resource tabulations.

The Cordero Project will process sulfide mineralized material, to produce a high value lead concentrate containing lead and most of the silver in the mineralized material and zinc concentrate containing zinc and some precious metals, using selective flotation technology. The concentrates produced at the concentrator facility will be loaded into highway haulage trucks and transported to a concentrate smelter and metal refinery.

This section describes the metallurgical testing program carried out for the scoping study which comprised;

●	Comminution (comparative bond work index testing and abrasion index) Testwork.

●	Mineralogy studies (modal analysis).

●	Selective Flotation tests to produce three concentrates (Pb/Ag concentrate, Zn concentrate, and pyrite concentrate)

In March 2011, M3, acting on behalf of Levon, contracted METCON Research (METCON) to conduct a preliminary flotation study on 12 composite samples from the Cordero Deposit in Chihuahua, Mexico

Drill core from 85, 2-meter intervals was shipped to METCON to prepare 12 composite samples for metallurgical testing.

The scope of work of the scoping flotation study for the Cordero Project included sample preparation, assays on head samples, Ball Mill Bond Work Index, Abrasion Index, grind calibration and rougher flotation to produce lead-silver concentrate, zinc concentrate and pyrite-gold concentrate.

Metallurgical test work carried out on the Cordero samples indicates that the deposit will be amenable to treatment by conventional flotation processing methods. Comminution tests showed that the mineralized material has average hardness and low abrasiveness and variability typical of a large porphyry system. More than 90% of lead, silver and zinc were recovered to lead and zinc concentrates at the rougher stage. Only 40% of gold reported to the lead and zinc concentrates with 43% of the gold reporting to the pyrite concentrate.

No mineral processing flowsheet work has been prepared although it is envisioned that the processing at Cordero would be by flotation to produce two concentrates: zinc and lead. The metallurgical test work is just beginning and no results have been announced.

October 2014	INDEPENDENT MINING CONSULTANTS, INC.

Levon Resources, Ltd. – Cordero Project
September 2014 Mineral Resource Update	13-2

13.1	Mineralogical Examination

Levon submitted 21 samples for mineralogical examination at Terra Mineralogical Services (TMS). Observations and conclusions made by the TMS are given below:

●	Galena and sphalerite are the principal economic minerals. They range in grain size from very coarse to extremely fine-grained.

●	In addition a series of silver-bearing minerals are commonly intergrown with galena.

The main silver carriers identified in these samples consist of galena, a series of silver-antimony sulfosalts, argentite/acanthite, minor freibergite and silver tellurides. Other observations based on the microscope examination are provided below.

●	Silver would readily follow galena in the lead circuit.

●	Sphalerite is commonly zoned, with sphalerite zones that are richer in iron (darker sphalerite) and sphalerite containing lower amounts of iron (lighter sphalerite).

●	Mineralized material textures range from quite simple to very complex. Overall, however, the mineralized material textures encountered in these samples can be defined as weakly complex to fair.

●
Galena intergrowth with gangue minerals are the mineralized material textures that locally present the highest degree of complexity and would require additional attention to achieve sufficient mineral liberation for producing economic grade concentrates.

●	Galena-sphalerite textures, although locally somewhat complex, should for the most part readily liberate under standard grinding conditions.

●
The preliminary data collected up to date suggest that a primary grind of 80% passing 60 to 65 microns should be adequate to achieve a good mineral liberation and particularly a good lead-zinc separation. This data also suggest that a regrind with a target of approximately 80% passing 30 to 35 microns could be required in the lead circuit to produce sufficiently clean lead-plus-silver concentrates.

●
A succinct and preliminary search for gold particles was also carried out. Only a very limited amount of electrum grains were identified. These were intergrowth with gangue and sphalerite, none were found associated with pyrite. However, these findings are partial and cannot be considered representative.

13.2	Comminution Study

13.2.1	Ball Mill Bond Work Index

The Ball Mill Bond Work Index determination on the head composite samples was conducted using the reference known Work Index technique (in our case 8.37 kWh/ton mineralized material sample from the Philippines). The Work Index of the unknown mineralized material may be determined if the Work Index required for comminution is assumed to be the same for identical sample weights of the reference and unknown mineralized materials ground under identical conditions in a laboratory grinding unit.

October 2014	INDEPENDENT MINING CONSULTANTS, INC.

Levon Resources, Ltd. – Cordero Project
September 2014 Mineral Resource Update	13-3

This comparative method of determining the Ball Mill Work Index provided the results listed below.

Table 13-1: Ball Mill Bond Work Index – Composite Samples
	Bond Ball Work Index
Sample ID	kWh/tonne	kWh/ton
Philex Mineralized material (Reference)	9.23	8.37
Composite 1	12.88	11.68
Composite 2	13.35	12.11
Composite 3	12.67	11.49
Composite 4	12.68	11.50
Composite 5	13.00	11.79
Composite 6	9.69	8.79
Composite 7	11.99	10.88
Composite 8	10.40	9.44
Composite 9	10.91	9.90
Composite 10	13.39	12.15
Composite 11	15.43	13.99
Composite 12	12.82	11.63

The results of the comminution indicates that the Cordero project mineralized material samples have medium hardness with ball mill Bond work index ranging from 9.69 kWh/tonne to 15.43 kWh/tonne with an average of 13.2 kWh/tonne.

13.2.2	Abrasion Index

The samples were crushed and screened appropriately to generate ¾”x1/2” fractions for each abrasion test. The Abrasion Index, conducted by Phillips Enterprises, LLC (PE), was done on five composite samples from the Cordero Project; the metallurgical data developed is summarized below.

Table 13-2: Abrasion Index Composite Samples
Sample ID	Abrasion Index (Ai)
C09-4	0.0792
C10-9	0.0823
C10-46	0.0760
C11-192	0.0947
C11-115	0.0304

The abrasion index test results show that the mineralized material is soft with an average abrasion index of less than 0.10.

13.2.3	Selective Rougher Flotation

Selective rougher flotation tests were conducted at a grind size of approximately 80% passing 74 microns to produce a lead-silver concentrate, a zinc concentrate and a pyrite-gold concentrate. The selective flotation was conducted according to the following flow sheet.

October 2014	INDEPENDENT MINING CONSULTANTS, INC.

Levon Resources, Ltd. – Cordero Project
September 2014 Mineral Resource Update	13-4

Figure 13-1: Selective Flotation Testing Flowsheet

Each composite sample was ground with Aerofloat 31 collector, zinc sulfate and sodium cyanide as sphalerite and pyrite depressants and soda ash as pH regulator to obtain an 80% passing 74 microns product and floated at pH 9 with MIBC/AF 65 frother to produce a lead/silver concentrate. The lead/silver flotation tail was conditioned with copper sulfate to activate the sphalerite and the pH was raised to 11 with lime to depress pyrite. The slurry was floated to produce a zinc concentrate. The zinc flotation tails was conditioned with potassium amyl xanthate (PAX) and Aerofloat 3477 and floated to produce a pyrite concentrate. The pyrite tails was screened to ascertain the grind size of the tails of each composite.

The metallurgical data developed are summarized in Table 13-3.

October 2014	INDEPENDENT MINING CONSULTANTS, INC.

Levon Resources, Ltd. – Cordero Project
September 2014 Mineral Resource Update	13-5

Table 13-3: Selective Rougher Flotation Testing on Composite Samples, Summary Results

Composite ID	P_{80} (micron)	Concentrate	Grade (%)						Recovery (%)					
			Pb	Zn	Au (g/t)	Ag (g/t)	Fe	Cu	Pb	Zn	Au	Ag	Fe	Cu
1	58	Pb-Ag Rougher	12.80	1.23	0.69	798.6	3.55	0.02	94.02	9.08	13.82	86.85	6.50	9.90
		Zn Rougher	0.43	12.80	0.33	77.7	4.72	0.10	2.83	85.63	5.92	7.66	7.83	48.35
		Pyrite Rougher	0.13	0.38	2.79	23.1	29.50	0.02	1.26	3.85	76.67	3.44	73.90	12.79
		Calculated Head	0.99	0.98	0.36	66.6	3.96	0.01						
2	75	Pb-Ag Rougher	5.00	1.27	0.19	317.4	5.20	0.06	93.42	23.62	17.50	84.70	9.52	27.51
		Zn Rougher	0.11	2.71	0.44	23.2	20.90	0.04	2.98	**71.87**	56.45	8.83	54.55	25.46
		Pyrite Rougher	0.11	0.08	0.27	13.7	17.10	0.04	1.47	1.06	17.70	2.67	22.84	12.67
		Calculated Head	0.31	0.31	0.06	21.5	3.14	0.01						
3	71	Pb-Ag Rougher	9.40	2.00	0.19	573.7	4.16	0.05	96.81	17.00	10.65	91.94	6.33	24.11
		Zn Rougher	0.07	4.45	0.59	13.7	21.50	0.04	1.49	80.29	69.59	4.66	69.44	39.81
		Pyrite Rougher	0.10	0.10	0.34	9.7	13.40	0.03	0.79	0.63	**14.51**	1.21	15.90	14.21
		Calculated Head	0.55	0.67	0.10	35.6	3.75	0.01						
4	76	Pb-Ag Rougher	14.70	1.98	0.72	845.3	5.10	0.10	95.71	13.64	9.85	90.90	6.15	34.77
		Zn Rougher	0.37	16.60	0.46	54.8	5.20	0.12	1.73	81.95	4.54	4.22	4.49	28.91
		Pyrite Rougher	0.13	0.08	3.08	16.2	34.00	0.02	1.70	1.09	**83.23**	3.44	80.97	13.05
		Calculated Head	0.90	0.85	0.43	54.5	4.86	0.02						
5	70	Pb-Ag Rougher	7.90	1.12	0.56	435.1	2.99	0.10	93.07	17.04	25.23	87.19	4.06	29.51
		Zn Rougher	0.07	2.94	0.46	22.0	23.10	0.05	1.29	75.43	34.97	7.44	52.90	23.13
		Pyrite Rougher	0.04	0.07	0.54	8.7	15.30	0.03	0.43	1.09	23.46	1.68	20.03	8.91
		Calculated Head	0.38	0.30	0.10	22.6	3.34	0.02						
6	76	Pb-Ag Rougher	17.00	3.63	0.17	627.3	7.20	0.02	93.49	10.71	8.60	80.64	8.42	9.77
		Zn Rougher	0.52	29.10	0.11	112.1	8.10	0.15	2.94	88.22	5.73	14.80	9.73	66.30
		Pyrite Rougher	0.19	0.10	0.71	13.9	33.50	0.02	2.09	0.58	74.69	3.61	79.18	12.87
		Calculated Head	2.17	4.04	0.23	92.7	10.19	0.03						
7	34	Pb-Ag Rougher	0.41	0.30	0.07	16.0	1.56	0.01	**35.53**	13.08	9.90	**35.05**	9.17	13.76
		Zn Rougher	1.99	8.10	0.12	65.1	3.21	0.14	40.11	80.10	3.94	32.76	4.33	36.37
		Pyrite Rougher	0.43	0.11	1.16	17.4	22.50	0.02	18.48	2.34	82.86	18.50	64.20	8.91
		Calculated Head	0.18	0.38	0.11	7.4	2.75	0.01						
8	64	Pb-Ag Rougher	2.50	0.70	0.05	72.1	2.07	0.01	88.88	17.23	22.37	75.31	10.83	11.95
		Zn Rougher	0.27	6.70	0.07	27.9	3.37	0.08	4.64	80.33	14.32	14.19	8.59	35.37
		Pyrite Rougher	0.14	0.05	0.11	7.9	16.10	0.02	3.52	0.83	32.59	5.80	59.18	15.50
		Calculated Head	0.42	0.61	0.04	14.3	2.86	0.02						
9	64	Pb-Ag Rougher	12.10	8.80	0.12	560.9	3.13	0.14	91.32	17.77	19.50	73.25	7.00	29.62
		Zn Rougher	0.21	25.50	0.10	109.3	10.10	0.13	2.37	76.76	24.42	21.27	33.67	42.55
		Pyrite Rougher	0.11	0.10	0.06	18.4	5.00	0.06	0.69	0.16	7.30	1.95	9.06	10.53
		Calculated Head	0.44	1.63	0.02	25.2	1.47	0.02						
10	72	Pb-Ag Rougher	9.50	1.91	0.31	422.6	5.40	0.35	94.05	15.09	26.43	85.50	6.89	51.16
		Zn Rougher	0.64	28.70	0.11	70.0	8.30	0.43	2.08	74.59	3.16	4.66	3.49	20.74
		Pyrite Rougher	0.19	0.32	0.29	15.9	32.80	0.04	3.36	4.48	44.35	5.75	74.89	10.25
		Calculated Head	0.43	0.54	0.05	21.2	3.35	0.03						
11	64	Pb-Ag Rougher	3.62	2.47	0.32	276.8	6.40	0.38	89.87	6.73	25.09	72.94	4.92	42.30
		Zn Rougher	0.13	23.80	0.12	30.3	15.60	0.18	4.42	**91.68**	12.66	11.28	16.95	28.30
		Pyrite Rougher	0.05	0.09	0.17	12.1	30.70	0.05	3.03	0.66	34.83	8.64	63.97	14.25
		Calculated Head	0.13	1.14	0.04	11.8	4.04	0.03						
12	68	Pb-Ag Rougher	37.60	4.66	0.38	3277.5	5.10	2.68	**98.47**	18.93	53.06	**94.95**	14.93	94.48
		Zn Rougher	0.39	30.00	0.09	226.3	3.74	0.10	0.66	79.73	8.00	4.29	7.16	2.31
		Pyrite Rougher	0.17	0.10	0.26	28.3	32.70	0.08	0.31	0.29	24.93	0.58	67.38	1.89
		Calculated Head	4.41	2.84	0.08	398.4	3.94	0.33

October 2014	INDEPENDENT MINING CONSULTANTS, INC.

Levon Resources, Ltd. – Cordero Project
September 2014 Mineral Resource Update	13-6

The results of the selective rougher flotation conducted on composite samples from the Cordero Project indicate that rougher flotation of lead-silver, zinc, and pyrite-gold was successful on most of the composite samples.

●	Lead recovery ranged from 98.47% to 35.53%. Composite 12 showed the highest lead recovery of 98.47%. Composite 7 showed the lowest lead recovery of 35.53%.

●	Silver recovery ranged from 94.95% to 35.05%. Composite 12 showed the highest silver recovery of 94.95%. Composite 7 showed the lowest silver recovery of 35.05%.

●	Zinc recovery ranged from 91.68% to 71.87%. Composite 11 showed the highest zinc recovery of 91.68%. Composite 2 showed the lowest zinc recovery of 71.87%.

●
Gold recovery ranged from 83.23% to 14.51%. Composite 4 showed the highest gold recovery of 83.23%. Composite 3 showed the lowest gold recovery of 14.51%. Lowest gold recovery in the pyrite concentrate was observed on Composites 2, 3, 5 and 9.

The average head grades and recoveries of lead, zinc silver and gold in the concentrates of the scoping flotation tests conducted on the Cordero composite samples are summarized in the table below.

Table 13-4: Composite Samples

Metals	Pb	Zn	Ag	Au
Head Grades (%, gpt)	0.64	1.02	36.5	0.15
Pb Flotation Recovery (%)	93.6	15	84	20
Zn Flotation Recovery (%)	2.68	80.6	11.8	20.3
Pyrite Flotation Recovery (%)	1.7	1.42	3.52	43.1

Note: The highest and lowest grades for Pb, Ag and Zn were
discarded and the recoveries for Pb and Ag on Composite 7
were discarded since it did not float.

The flotation results showed that the average recoveries of 93.56% lead and 84% silver reported into the lead/silver concentrate and an average 80.6% of zinc reported to the zinc concentrate. Gold distributed into all the three concentrates with 43% of gold recovered in the pyrite concentrate, 20% in the lead concentrate and 20.3% in the zinc concentrate. A closer examination of the individual composite results show that gold reported with the pyrite because the gold and iron (pyrite) recoveries were similar in all the samples.

13.3	Grind Series Evaluation

Selective rougher flotation tests were conducted on Composite 3, Composite 4 and Composite 10 at three grind sizes of approximately 80% passing 74 micron, 125 micron and 177 micron to evaluate the impact grind size on metals recoveries. The metallurgical data developed are summarized in the tables below.

October 2014	INDEPENDENT MINING CONSULTANTS, INC.

Levon Resources, Ltd. – Cordero Project
September 2014 Mineral Resource Update	13-7

Table 13-5: Grind Size on Composite 3, Summary Results

Table 13-6: Grind Size on Composite 4, Summary Results

Table 13-7: Grind Size on Composite 10, Summary Results

October 2014	INDEPENDENT MINING CONSULTANTS, INC.

Levon Resources, Ltd. – Cordero Project
September 2014 Mineral Resource Update	13-8

The results show that grind sizes of approximately 80% passing 74 microns provided the highest metal recoveries. The impact on lead and silver recoveries were minimal while the impact on zinc and gold were qualified.

13.4	Cadmium and Antimony Levels in Rougher Concentrates

Cadmium and antimony levels of the rougher concentrates were analyzed to ascertain their concentrations were higher than penalty levels. The results showed that cadmium reported into the zinc concentrate while antimony reported into the lead/silver concentrate. None of the samples had greater than 6% cadmium or antimony reporting into the pyrite concentrates. An average of 71.5% of the cadmium and 65.1% of the antimony reported into the zinc and lead concentrates respectively. Composite 6 had 3,462 parts per million (ppm) cadmium in the lead concentrate which is above the penalty limit of 2,500 ppm (0.25%) and Composite 12 with 17,930 ppm (1.79%) antimony was also above the penalty limit of 5,000 ppm (0.5%).

October 2014	INDEPENDENT MINING CONSULTANTS, INC.

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September 2014 Mineral Resource Update	13-9

Table 13-8: Cadmium and Antimony Distributions on Flotation Products

			Assays		Distribution
Sample ID	Flotation Products	Weight	(ppm)		(%)
		(%)	Cd	Sb	Cd	Sb
	Pb-Ag Rougher Concentrate	7.25	148	612	8.93	76.63
Composite 1	Zn Rougher Concentrate	6.56	1454	55	79.53	6.24
	Pyrite Rougher Concentrate	9.91	132	50	10.90	8.56
	Pb-Ag Rougher Concentrate	5.75	169	400	22.75	66.94
Composite 2	Zn Rougher Concentrate	8.20	374	57	71.79	13.60
	Pyrite Rougher Concentrate	4.19	36	52	3.54	6.35
	Pb-Ag Rougher Concentrate	5.71	237	987	17.24	83.82
Composite 3	Zn Rougher Concentrate	12.12	517	34	79.84	6.13
	Pyrite Rougher Concentrate	4.45	34	47	1.93	3.11
	Pb-Ag Rougher Concentrate	5.86	750	261	79.53	13.03
Composite 4	Zn Rougher Concentrate	4.20	130	1960	9.88	70.11
	Pyrite Rougher Concentrate	11.57	37	144	7.75	14.19
	Pb-Ag Rougher Concentrate	4.53	130	571	15.05	67.50
Composite 5	Zn Rougher Concentrate	7.64	392	64	76.55	12.76
	Pyrite Rougher Concentrate	4.37	37	49	4.13	5.59
	Pb-Ag Rougher Concentrate	11.92	382	454	9.33	66.37
Composite 6	Zn Rougher Concentrate	12.25	3462	101	86.86	15.17
	Pyrite Rougher Concentrate	24.09	73	55	3.60	16.25
	Pb-Ag Rougher Concentrate	16.19	5	40	10.74	12.39
Composite 7	Zn Rougher Concentrate	3.72	79	913	38.99	64.99
	Pyrite Rougher Concentrate	7.86	39	86	40.68	12.94
	Pb-Ag Rougher Concentrate	14.96	78	63	17.31	54.07
Composite 8	Zn Rougher Concentrate	7.29	705	32	76.18	13.38
	Pyrite Rougher Concentrate	10.51	29	22	4.52	13.27
	Pb-Ag Rougher Concentrate	3.29	665	559	16.49	50.32
Composite 9	Zn Rougher Concentrate	4.91	1978	170	73.10	22.81
	Pyrite Rougher Concentrate	2.67	50	51	1.00	3.72
	Pb-Ag Rougher Concentrate	4.28	74	745	8.06	69.20
Composite 10	Zn Rougher Concentrate	1.41	2198	132	78.76	4.03
	Pyrite Rougher Concentrate	7.66	45	48	8.77	7.97
	Pb-Ag Rougher Concentrate	3.11	247	2723	6.98	77.69
Composite 11	Zn Rougher Concentrate	4.39	2240	151	89.42	6.09
	Pyrite Rougher Concentrate	8.41	37	80	2.83	6.18
	Pb-Ag Rougher Concentrate	11.54	497	17930	23.09	90.54
Composite 12	Zn Rougher Concentrate	7.55	2466	1248	74.95	4.12
	Pyrite Rougher Concentrate	8.12	33	1395	1.08	4.96

13.5	Total Carbon Analysis

Assays of head samples of the twelve composites showed high carbon contents of 2.91%, 4.4%, 4.19, and 3.33% in Composites 1, 7, 8 and 9, respectively. The composites with high carbon contents had higher frother reagent consumptions. Composite 7 had very poor lead and silver recoveries compared to the other three that had normal recoveries.

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September 2014 Mineral Resource Update	13-10

Composite 7 was however different from all the others with 86% of its final tails passing 400 mesh screen opening compared with her with about 50% passing 400 mesh.

13.6	Locked Cycle Testing of Composites

ALS Metallurgy (ALS), formerly G&T Metallurgical Services conducted additional metallurgical testing to confirm and optimize the METCON testwork. Composite 1 represented Years 0-2, Composite 2 represented Years 3-5, and Composite 3 represented Years 6-10 of the PEA mine plan. The composites were selected from drill core by M3 using eight 6-meter sections to correspond to the metal grades of lead, zinc, silver, and gold estimated by IMC from the requisite years of the mine plan. After testing began, a majority of the subsamples composing Composite 1 were identified as being oxidized. A replacement composite, Composite 1A, was selected for the remainder of the testing program to represent Years 0-2. Locked cycle testing results are summarized in Table 13-9.

Table 13-9: Locked Cycle Testing Results from Cordero Composites

The results of the ALS metallurgical testing are presented in its report titled, Metallurgical Evaluation of the Cordero Deposit, dated August 21, 2013. The following are highlights of ALS’s findings.

●	All three composite time slices respond well to a single flowsheet that has a typical lead-zinc reagent suite.

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●	Aero 25 was identified as an effective lead collector and Aero 5100 promoter was used to collect zinc.

●
The stipulated grind size of 125 µm was confirmed to provide adequate liberation for sphalerite. Galena liberation was less, especially in Composite 1A, but grind would have to be much finer to increase the liberation.

●	No problems were encountered with carbon interference, which was identified as a potential problem in the METCON study.

●
Composites 1 and 1A exhibited lead in non-sulfide forms, which yielded lower lead recoveries. However, silver recovery in the Composite 1A locked-cycle test was 60 percent in the lead concentrate and 78 percent overall.

●	Zinc recoveries were consistently in the 80 percent range, despite the reports of significant zinc in a manganese carbonate mineral in oxidized material from Composite 1.

●	Locked-cycle testing results were favorable for increased zinc recovery.

●	Lead recovery to the lead concentrate varied from 53.2% for Composite 1A to 89.5% in Composite 2 and 70.8% in Composite 3.

●	Zinc recovery to the zinc concentrate varied from 80.8% for Composite 1A to 82.5% in Composite 2 and 78.8% in Composite 3.

●	Silver recovery varied from 60% for Composite 1A to 80% in Composite 2 and 50% in Composite 3 in the lead concentrate and 78% in Composite 1A to 88% in Composite 2 and 64% in Composite 3 overall.

●	High-grade lead and zinc concentrates can be produced from the Cordero mineralization.

●
Concentrations of arsenic in the concentrates may be of concern for smelter penalties and selenium, cadmium, and mercury are also of elevated. Further testing should focus on minimizing these elements in the concentrates.

●	Concentrations of gold and silver should provide substantial smelter credits in the lead concentrate and may also be payable in the zinc concentrate.

The results of the metallurgy testing reported by ALS were positive and accomplished most of the goals that were established to guide the test work, as identified above. The locked-cycle tests provide a sound basis for the application of metal recoveries to the economic evaluation process. Low silver recoveries experienced in Composite 3 may be attributable to low silver grade. The silver content of this composite was significantly lower at 16 grams per ton (g/t) than the average silver grade of 20.5 g/t shown in the mine plan.

The results of the ALS testing are sufficient to support preliminary recovery percentages for resource estimation. The present testing indicates salable concentrates of lead and zinc can be obtained from the Cordero mineralization with a standard lead-zinc processing circuit.

13.7	Metallurgical Conclusions

The following conclusions can be drawn from the locked-cycle metallurgical testing conducted on composite samples from the Cordero Project.

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September 2014 Mineral Resource Update	13-12

●
Lead recovery ranged from 53.2% to 89.5%. Composite 1A, at 53% recovery was impaired by the presence of oxidation, which is not representative of the mineralization as a whole. The average of Composites 2 and 3 yield a lead recovery of 80%.

●
Silver recovery ranged from 64% to 88%. The recovery in Composite 3, at 64%, was compromised by having an unrepresentative silver head grade. The average of Composites 1 and 2 yield a silver recovery of 83%.

●	Zinc recovery ranged from 78.8% to 82.5%. The average of Composites 1, 2, and 3 yield a zinc recovery of 81%.

●	Gold recovery ranged from 17% to 20%. The average of Composites 1, 2, and 3 yield a zinc recovery of 81%.

●	Carbon in the mineralized material proved not to be a significant problem for separation of lead and zinc concentrates.

●	Arsenic and other deleterious elements may lead to smelter penalties if they cannot be removed from the concentrates during processing.

It can be concluded, from the results above, that the Cordero mineralized material is amenable to selective flotation to produce a lead/silver concentrate and a zinc concentrate. Silver recoveries are reasonable and future testing should focus enhancing silver recovery. Only 17% to 20% of the gold was recovered in the lead and zinc concentrates. Future testing should focus on enhancing gold recoveries and explore the potential for economic recovery of gold and silver with cyanide leaching.

13.8	Metallurgical Recommendations

The following recommendations for further flotation testing to be conducted on composite samples studied from the Cordero Project are given below:

●	ALS recommended testing cyanidation of the rougher tailings to enhance the recovery of silver and gold. This could be explored in the next round of metallurgical testing.

●
Considering that silver accounts for approximately 60% of the projected revenue, future efforts should focus on increasing silver recovery and evaluation of factors which contribute to the observed variability in silver recovery.

October 2014	INDEPENDENT MINING CONSULTANTS, INC.

Levon Resources, Ltd. – Cordero Project
September 2014 Mineral Resource Update	14-1

14.0	MINERAL RESOURCE ESTIMATE

The Cordero September 2014 mineral resource estimate is based on 245 drill holes completed through April 2014. A total of 274 holes have been drilled at Cordero of which 245 lie within the mineral resource block model volume. The mineral resource presented here is for the currently defined Pozo de Plata Diatreme (Pozo), the Cordero Felsic Dome and the adjacent Porphyry Zone to the northeast along the strike of the Cordero Porphyry Belt. Outlying initial exploration drilling has intersected mineralization, but no high grade discovery holes that warrant immediate offset, resource definition drilling.

The mineral resource is tabulated within an open pit geometry using an inverse distance estimation block model. The mineral resource is based on 120,239 meters (m) of drilling in 245 core holes which is an addition of 19,396 m of drilling in 36 core holes over the drill information used for the June 2012 mineral resource estimate.

The mineral resource crops out at the surface. The resource has not been fully delineated by drilling along most of it perimeter nor at depth down the plunge to the northeast. Within the geometry of the modeled open pit containing the resource, rock in largely undrilled areas has been modeled as unmineralized waste rock. The resulting present calculated stripping ratio (modeled waste to ore) is 1.2 to 1.

A silver equivalent grade in grams per tonne (g/t) is calculated for each model block based on the metal grades, estimate of mill recovery for each metal and the metal prices. A summary of the recoveries and metal prices is shown below.

Metal	Mill Recovery	Metal Price
Silver	85.0%	$20.00/oz
Gold	18.0%	$1250/oz
Zinc	81.0%	$0.94/lb
Lead	80.0%	$0.95/lb

The use of a silver equivalent (AgEq) to represent the value of the deposit is a change from the previous mineral resource estimates where a net smelter return (NSR) was used. This change is to provide the deposit value in a format consistent with the reporting by other polymetalic resource companies.

The September 2014 mineral resource is summarized on Table 14-1 at a 15.0 g/t AgEq cutoff grade. The major change from the June 2012 mineral resource is the drilling within the Aida claim which was purchased by Levon subsequent to the June 2012 mineral resource and no mineralization on the Aida claim was included in the June 2012 mineral resource estimate. The additional drilling also allowed portions of the previous inferred resource to be re-classified as indicated. The mineral resource is within an open pit geometry based on a standard floatation mill with separate zinc and lead circuits, the mill recoveries, operating costs for process, G&A and mining, and the post property costs for concentrate shipping and treatment.

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Table 14-1
Cordero Mineral Resource – September 2014
Resource Tabulated at 15.00 g/t AgEq Cutoff

Class	ktonnes	AgEq, g/t	Ag, g/t	Au, g/t	Zn, %	Pb, %
Indicated	848,462	41.03	17.91	0.050	0.479	0.254
Inferred	92,158	31.39	15.00	0.029	0.327	0.195

Contained Metal	Ag, ounces	Au, ounces	Zn, billion pounds	Pb, billion pounds
Indicated	448,494,796	1,366,129	8.953	4.742
Inferred	44,448,039	84,746	0.663	0.397

Ktonnes = metric tonnes x 1000

14.1	Drilling and Assaying

The Cordero data base supplied to IMC included gold, silver, lead and zinc assays from 274 drillholes aggregating 127,956m and containing 63,540 assay intervals, representing a total addition of 41 drillholes aggregating 21,129m since the June 2012 Cordero Mineral Resource Update technical report was issued. Of these 274 holes, 245 (120,239m of drilling, 59,747 assay intervals) are within the resource block model limits. Drilling and assaying statistics for the portion of the data base that is used for the grade estimation (within the block model limits) are summarized in Table 14-2.

Table 14-2 Drilling and Assaying Statistics

	Assay intervals	No. Assayed	Drilled length,m	Assayed Length,m	% Complete
Gold	59,747	59,695	120,239	119,226	99.2
Silver	59,747	59,695	120,239	119,226	99.2
Lead	59,747	59,695	120,239	119,226	99.2
Zinc	59,747	59,695	120,239	119,226	99.2

The assay interval was a constant 2m except at the bottom of the hole, where intervals are shorter. The 0.8% of intervals that are unassayed are mostly in alluvial or oxidized material in the top few meters of the drillhole where no sample was recovered.

Drillhole locations are shown in Figure 10-1. Most drillholes are angled north or south, with drill spacing ranging from an average of about 50m in the Pozo de Plata area in the southwestern part of the deposit to an average of between 100m and 200m elsewhere. All drillholes are HQ core except for a few that were reduced to NQ at depth. The drilling since the June 2012 mineral resource is highlighted in red and is mostly within the Aida claim boundary.

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September 2014 Mineral Resource Update	14-3

Figure 14-1 Drill Hole Location Map

Black = holes used for June 2012 mineral resource
Red = holes added for the September 2014 mineral resource
(200m grid)

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14.2	Assay and Composite Statistics

Grade statistics for the Cordero assay data within the mineral resource model are summarized in Table 14-3. The upper end of the grade distributions for silver, gold, zinc and lead were examined to determine if any of the individual assays should be capped. Caps were applied to the four metals as follows and Table 14-4 summarized the grade statistics of the assays after the caps were applied.

Metal	# Capped	Cap Grade	Range of Capped Values
Silver	6	1150 g/t	1220 – 3230 g/t
Gold	3	6.00 g/t	6.92 – 17.95 g/t
Zinc	8	16.00%	16.25 – 30.00%
Lead	7	16.00%	16.65 – 20.40%

Table 14-3 Assay Grade Statistics

	No. assays	Mean	St. Deviation	Minimum	Maximum
Silver (g/t)	59,695	8.34	34.713	0.10	3,230
Gold (g/t)	59,695	0.030	0.100	0.0025	18.0
Lead (%)	59,695	0.114	0.465	0.000	20.4
Zinc(%)	59,695	0.229	0.695	0.000	30.0

Table 14-4 Grade Statistics of Capped Assays

	No. assays	Mean	St. Deviation	Minimum	Maximum
Silver (g/t)	59,695	8.28	31.587	0.10	1,150
Gold (g/t)	59,695	0.030	0.100	0.0025	6.0
Lead (%)	59,695	0.113	0.451	0.000	16.0
Zinc(%)	59,695	0.228	0.668	0.000	16.0

The capped assays were composited into 10m bench composites to match the bench height in the model, and 10m bench composite statistics are shown in Table 14-5. Maximums and standard deviations decrease but mean grades remain substantially the same because of the constant 2m assay interval.

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Table 14-5 10m Bench Composite Grade Statistics

	No. assays	Mean	St. Deviation	Minimum	Maximum
Silver (g/t)	10,815	8.30	20.778	0.10	611
Gold (g/t)	10,815	0.03	0.1	0.0025	2.8
Lead (%)	10,815	0.114	0.309	0.000	8.8
Zinc(%)	10,815	0.229	0.475	0.001	10.6

14.3	Distribution of Mineralization, Variograms, Geology

Figure 14-2 is a plot of the silver equivalent (AgEq) times thickness product (grade-thickness product) above a 15 g/t AgEq cutoff using 10m composites. The higher values equate to either higher AgEq grades or thicker intervals above cutoff, or both. Some outlying drill holes are not shown in order to window in on the more densely drilling areas. The AgEq value is based on the mill recoveries and metal prices shown at the beginning of this section and they result in the following equation to generate the AgEq values:

AgEq = Ag + Au x 13.24 + Zn x 30.70 + Pb x 30.65

Figure 14-2 shows that mineralization is extensive and not cut off in a number of directions and the mineralization has no obvious preferred orientation. However, there is now a suggestion of a north-south or a northeast-southwest trend in local areas. An example of the color codes is the red color represents a grade-thickness product of greater than or equal to 10,000 which at an average AgEq grade of 40 g/t would represent 250 meters or greater of mineralization (which may or may not be continuous).

Figure 14-3 is a plot of 10m composite AgEq grades on a north-south (NS) section at 442600E in Pozo de Plata and Figure 14-4 is a NS section 443400 in the Porphyry Zone, shows that the mineralization is also quite erratic on the local scale and that mineralization is generally less continuous and also deeper in the Porphyry zone than in Pozo de Plata. The approximate locations of these sections are shown on Figure 14-2.

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September 2014 Mineral Resource Update	14-6

Figure 14-2 AgEq x Thickness Above 15 g/t AgEq Cutoff

Colors: Light Blue < 1,000 gt product
Dark blue 1,000 – 4,000 gt product
Green 4,000 – 10,000 gt product
Red >= 10,000 gt product

200m grid spacing

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September 2014 Mineral Resource Update	14-7

3,013,650 N
442,700 E
3,013,800 N
3,014,000 N
3,014,200 N
3,014,400 N
3,014,600 N
3,014,700 N
442,700 E
1,600
1,500
1,400
1,300
1,200
1,100
C10-84
C10-80
C12-207
C10-72
C10-57
C10-79
C10-18
C10-26
C10-31
C10-55
C12-227
C12-232
C12-230
C10-69
C10-74

Figure 14-3: AgEq 10m Composite Grades, g/t
Section 442,700E (looking west), Pozo de Plata

25m plot window – each side of section line
Color Code: AgEq, g/t black < 15; light blue 15 – 25; dark blue 25 – 50; green 50 – 75; red 75 – 100; magenta >= 100

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Figure 14-4 AgEq 10m Composite Grades, g/t
Section 443,300E (looking west), Porphyry Zone

50m plot window – each side of section line
Color Code: AgEq, g/t black < 15; light blue 15 – 25; dark blue 25 – 50; green 50 – 75; red 75 – 100; magenta >= 100

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The 2m assay intervals in the data base supplied to IMC were coded for lithology, and Table 14-6 summarizes mean grades of the 10m composites by major lithologic unit. (The diatremes include the limestone-dominated, rhyolite-dominated and dacite-dominated units, the dacites include dacite porphyry breccia dikes, dacite contact breccias, dacite intrusions and dacite undifferentiated and the rhyolites include rhyolite porphyry breccia dikes and rhyolite undifferentiated.)

Table 14-6 Mean Grades by Major Lithologic Unit, 10m Composites

Lithology	No. 10m comps	AgEq g/t	Ag g/t	Au g/t	Zn %	Pb %
Diatremes	1,251	35.25	16.85	0.095	0.32	0.24
Rhyolites	693	28.04	13.51	0.060	0.26	0.18
Dacites	3,129	19.30	8.88	0.030	0.21	0.12
Limestone	5,299	13.53	4.91	0.017	0.20	0.07
Granodiorite	901	12.25	5.49	0.021	0.15	0.06
Others	192	15.27	5.45	0.017	0.24	0.08
None	26	18.33	9.00	0.070	0.17	0.10

The differences in mean grade between the some of the major lithologic units are statistically large enough to justify using the contacts between them as hard boundaries in grade estimation, but these contacts were not used as hard boundaries because in many cases the units themselves are often not definable as coherent shapes at the 25 x 25 x 10m model block. Previously, a model estimate with the diatreme contacts as hard boundaries did not result in any appreciable change in model tons or grades, but further work in this area is justified. The Levon geology team is working on a three dimensional lithology interpretation which should be used for the next mineral resource estimate.

Variograms run on 10m composites for the various metals showed ranges of generally around 200m in the horizontal and vertical directions and variable nuggets and sills. The omnidirectional variogram for silver has a range of 224m is shown in Figure 14-5 as an example.

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September 2014 Mineral Resource Update	14-10

Figure 14-5 Omnidirectional Covariance Variogram for Silver

14.4	Model Grade Estimation

The IMC block model covers the area from 3013200N to 3015800N, from 441800E to 444200E and from 1000 to 1640 elevation. With a block size of 25 x 25 x 10m (vertical) it contains 104 rows, 96 columns and 65 tiers for a total of 648,960 blocks.

Oxidation in the Cordero deposit is present only in near-surface zones and no significant thickness of alluvium has been identified. All of the blocks in the model are therefore treated as sulfide material.

Grades in the model were estimated by inverse distance to the sixth power (ID6) applied separately to 10m silver, gold, zinc and lead composites using a minimum/maximum of 2/12 composites and a 150m spherical search. This estimation approach is the same as used for the previous two mineral resource estimates for Cordero and was selected in order to make comparisons to the previous estimates. The spherical search is appropriate in light of the isotropic variography and sometimes erratic mineralization. The 150m search represents about 67% of the range of the silver variogram shown in Figure 14-5. The 150m search also limits the extrapolation of grades when there is no lithology model to provide limitations to the grade estimates.

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September 2014 Mineral Resource Update	14-11

The results of the resource model are summarized in Figure 14-6 and 14-7, which show the AgEq grades in the model blocks along north-south sections 442,700E and 443,300E (the 10m drillhole AgEq composite grades for these sections are shown in Figures 14-3 and 14-4) and in Figures 14-8 through 14-12 which are slice maps of the block model AgEq at 1500, 1400, 1300, 1200 and 1100 m elevations. These show the change in the grade distribution from Pozo de Plata in the southwest to the porphyry zone in the north and northeast. The Aida Claim outline is shown on the slice map figures for reference and to show a portion of the mineral resource (within the Aida claim) which was not part of the June 2012 mineral resource. The Pozo de Plata is to the southwest and west of the Aida claim and the porphyry zone is to the north and east of the Aida claim.

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September 2014 Mineral Resource Update	14-12

3,013,700 N
442,713 E
3,013,800 N
3,014,000 N
3,014,200 N
3,014,400 N
3,014,650 N
442,713 E
1,600
1,500
1,400
1,300
1,200
1,100
1,000
900

Figure 14-6 Block Model AgEq (g/t) Grades
Section 442700E, Pozo de Plata

Color Code: AgEq, g/t black < 15; light blue 15 – 25; dark blue 25 – 50; green 50 – 75; red 75 – 100; magenta >= 100

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Figure 14-7 Block Model AgEq (g/t) Grades
Section 443,400E, Porphyry Zone

Color Code: AgEq, g/t black < 15; light blue 15 – 25; dark blue 25 – 50; green 50 – 75; red 75 – 100; magenta >= 100

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Figure 14-8  Block Model AgEq (g/t) Grades – Level 1500

Color Code: AgEq, g/t black < 15; light blue 15 – 25; dark blue 25 – 50;
green 50 – 75; red 75 – 100; magenta >= 100
(200m grid)

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September 2014 Mineral Resource Update	14-15

Figure 14-9  Block Model AgEq (g/t) Grades – Level 1400

Color Code: AgEq, g/t black < 15; light blue 15 – 25; dark blue 25 – 50;
green 50 – 75; red 75 – 100; magenta >= 100
(200m grid)

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Figure 14-10  Block Model AgEq (g/t) Grades – Level 1300

Color Code: AgEq, g/t black < 15; light blue 15 – 25; dark blue 25 – 50;
green 50 – 75; red 75 – 100; magenta >= 100
(200m grid)

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Figure 14-11 Block Model AgEq (g/t) Grades – Level 1200

Color Code: AgEq, g/t black < 15; light blue 15 – 25; dark blue 25 – 50;
green 50 – 75; red 75 – 100; magenta >= 100
(200m grid)

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Levon Resources, Ltd. – Cordero Project
September 2014 Mineral Resource Update	14-18

Figure 14-12 Block Model AgEq (g/t) Grades – Level 1100

Color Code: AgEq, g/t black < 15; light blue 15 – 25; dark blue 25 – 50;
green 50 – 75; red 75 – 100; magenta >= 100
(200m grid)

October 2014	INDEPENDENT MINING CONSULTANTS, INC.

Levon Resources, Ltd. – Cordero Project
September 2014 Mineral Resource Update	14-19

14.5	Definition of Indicated and Inferred Material

Model blocks were classified as indicated if there were three or more holes within the 150 spherical search ellipse and as inferred if there were fewer than three. Figure 14-13, which is a model block plan showing indicated and inferred blocks on the 1300 bench, shows that this gave an indicated-inferred distribution that is visually reasonable relative to the drillhole coverage (Figure 10-1), with indicated blocks located dominantly inside the drilling pattern and inferred blocks located in an annulus surrounding it.

The three-minimum-hole criterion is also supported by kriging variance estimates obtained from a kriging run performed on recovered values. Kriging variances, which are a measure of the uncertainty in the block grade estimates, are plotted against the number of assayed holes within the search ellipse in Figure 14-14. Variances increase only slowly as the number of holes decreases from nine to three but with fewer than three holes they begin to increase more rapidly. This inflection confirms that the three-hole minimum is a reasonable statistical threshold for segregating inferred from indicated blocks.

October 2014	INDEPENDENT MINING CONSULTANTS, INC.

Levon Resources, Ltd. – Cordero Project
September 2014 Mineral Resource Update	14-20

Figme 14-13 Classification of Estimated Blocks, 1300 Bench
Indicated (Orange) and Inferred (Green)

October 2014	INDEPENDENT MINING CONSULTANTS, INC.

Levon Resources, Ltd. – Cordero Project
September 2014 Mineral Resource Update	14-21

Figure 14-14: Kriging Variance in Model Blocks Versus Number of Holes in Search

October 2014	INDEPENDENT MINING CONSULTANTS, INC.

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September 2014 Mineral Resource Update	14-22

14.6	Tonnage Estimation

Mean specific gravities in different lithologic units were estimated from the results of 712 specific gravity measurements on core samples (18 other measurements were rejected as outliers). These mean densities were then applied to the polygonal block lithology codings in the 2012 geologic model and converted to kilotonnes/block. The specific gravity and kilotonne assignments are summarized in Table 14-7. This work was not updated for the September 2014 block model.

Table 14-7 Specific Gravity and Tonnage Assignments

Lithologic Unit	No. Readings	Mean s.g.	Ktonnes/block
Limestone Dominated Diatreme	11	2.71	16.93
Rhyolite Dominated Diatreme	11	2.57	16.06
Dacite Dominated Diatreme	49	2.55	15.94
Dacite Porphyry Breccia	234	2.55	15.94
Dacite Intrusive Breccia	44	2.60	16.25
Dacite Undifferentiated	0	2.56 (assumed)	16.00
Rhyolite Porphyry Breccia	15	2.40	15.00
Rhyolite Undifferentiated	12	2.56	16.00
Granodiorite	128	2.69	16.81
Limestone	198	2.80	17.50
Fault	10	2.54	15.88
Alluvium	0	2.00 (assumed)	12.50
Unassigned	0	2.65 (assumed)	16.56

October 2014	INDEPENDENT MINING CONSULTANTS, INC.

Levon Resources, Ltd. – Cordero Project
September 2014 Mineral Resource Update	14-23

14.7	Mineral Resource Tabulations

The Cordero Mineral Resource is contained within an open pit geometry defined by a floating cone algorithm which used the metal prices, mill recoveries and costs shown in Table 14-8.

Table 14-8 Inputs to Mineral Resource Pit Shell Definition

Metal	Mill Recovery	Metal Price	Concentrate Costs
Silver	85.0%	$20.00/oz	$0.75/oz
Gold	18.0%	$1250/oz	$10.00/oz
Zinc	81.0%	$0.94/lb	$0.32/lb
Lead	80.0%	$0.95/lb	$0.42/lb
Operating Costs
Process	$6.00/t ore
G&A	$0.75/t ore
Mining	$1.75/t	Plus $0.015/t per bench, below 1540 elevation
Overall pit slope angle		40 degrees

The metal prices, costs and recoveries shown above have been used to assign an economic value to the individual blocks in the model and to define an open pit geometry for the tabulation of the mineral resource. The inputs were used to provide a basis for tabulating the mineral resource which would have a reasonable potential of extraction. Inferred resources have been used to define the mineral resource geometry. Due to the uncertainty that may be attached to inferred mineral resources, it cannot be assumed that all or any part of an inferred mineral resource will be upgraded to an indicated or measured mineral resource.

Within the pit shell, (Figure 14-15)the mineral resource is tabulated at the 15.00 g/t AgEq cutoff which falls between an internal cutoff (12.35 g/t) covering the process and G&A costs and the breakeven cutoff (15.55 g/t) which includes process, G&A plus mining costs. Table 14-1 is a summary of the mineral resource tonnages and grade. The tonnages and grades shown on Table 14-9 are split between the Pozo de Plata, Porphyry Zone and the Aida Claim (which did not have a mineral resource in it for the June 2012 mineral resource as it was not controlled by Levon). Table 14-10 shows the mineral resources at higher NSR cutoffs.

October 2014	INDEPENDENT MINING CONSULTANTS, INC.

Levon Resources, Ltd. – Cordero Project
September 2014 Mineral Resource Update	14-24

Table 14-9 Cordero Mineral Resource by Areas

Deposit Area	Class	ktonnes	AgEq, g/t	Ag, g/t	Au, g/t	Zn, %	Pb, %	Ag, ozs.	Au, ozs.	Zn, billion lbs.	Pb, billion lbs.

Pozo	Indicated	337,715	42.64	19.56	0.069	0.459	0.264	212,381,616	749,199	3.416	1.965
	Inferred	3,512	32.68	15.30	0.044	0.394	0.154	1,727,602	4,968	0.031	0.012

Porphyry	Indicated	361,038	39.20	16.75	0.032	0.483	0.235	194,430,971	371,450	3.843	1.870
	Inferred	88,521	31.36	15.00	0.028	0.324	0.197	42,690,898	79,690	0.632	0.384

Aida	Indicated	149,709	41.81	16.97	0.051	0.513	0.275	81,682,208	245,480	1.693	0.907
	Inferred	125	18.26	7.35	0.022	0.250	0.096	29,539	88	0.001	0.000

Total	Indicated	848,462	41.03	17.91	0.050	0.479	0.254	448,494,796	1,366,129	8.953	4.742
	Inferred	92,158	31.39	15.00	0.029	0.327	0.195	44,448,039	84,746	0.663	0.397

Cutoff = 15.00 g/t AgEq

October 2014	INDEPENDENT MINING CONSULTANTS, INC.

Levon Resources, Ltd. – Cordero Project
September 2014 Mineral Resource Update	14-25

Table 14-10 Cordero Mineral Resource at Various AgEq Cutoff Grades

AgEq Cutoff	Class	ktonnes	AgEq, g/t	Ag, g/t	Au, g/t	Zn, %	Pb, %	Ag, ozs.	Au, ozs.	Zn, billion lbs.	Pb, billion lbs.

25.00	Indicated	539,533	53.27	23.23	0.060	0.616	0.337	402,929,080	1,035,132	7.327	4.007
	Inferred	48,192	42.55	20.63	0.033	0.428	0.272	31,966,372	50,837	0.455	0.289

20.00	Indicated	677,076	47.00	20.51	0.055	0.546	0.294	446,540,382	1,200,219	8.149	4.381
	Inferred	64,750	37.43	18.10	0.031	0.378	0.239	37,680,547	64,085	539,733	341,499

15.00	Indicated	848,462	41.03	17.91	0.050	0.479	0.254	448,494,796	1,366,129	8.953	4.742
	Inferred	92,158	31.39	15.00	0.029	0.327	0.195	44,448,039	84,746	0.663	0.397

Reported Mineral Reserve at 15.00 g/t AgEq cutoff

October 2014	INDEPENDENT MINING CONSULTANTS, INC.

Levon Resources, Ltd. – Cordero Project
September 2014 Mineral Resource Update	14-26

Figure 14-15 Mineral Resource Pit Shell
(200m grid)

October 2014	INDEPENDENT MINING CONSULTANTS, INC.

Levon Resources, Ltd. – Cordero Project
September 2014 Mineral Resource Update	15-1

15.0	MINERAL RESERVE ESTIMATE

No mineral reserve has been developed for the Cordero project at this time.

October 2014	INDEPENDENT MINING CONSULTANTS, INC.

Levon Resources, Ltd. – Cordero Project
September 2014 Mineral Resource Update	16-1

16.0	MINING METHODS

The March 2012 PEA mining plan is based on a previous mineral resource (June 2011) and the tonnages in the mining plan have not been updated to reflect the mineral resource shown in Section 14. Highlights of the PEA mine plan is included below. The PEA included inferred material in the mine plan and it cannot be assumed that all or any part of the inferred mineral resource used in the mine schedule will be upgraded to an indicated or measured mineral resource. Therefore there is no certainty that the production profile concluded in the PEA will be realized.

Mining of the Cordero deposit will be done by open pit methods utilizing a traditional drill, blast, load and haul sequence to deliver mill feed to the primary crusher and the waste to waste dumps located to the north and south of the proposed pits. The pit design is based on a 10 meter bench height to match the resource model bench height. The mine plan calls for the delivery of 40,000 tonnes per day (tpd) of material to the mill and during peak production about 110,000 tpd of total material (mill feed plus waste) will be mined. The mine equipment fleet requirements are estimated to mine and deliver the mill feed and waste tonnages to the appropriate locations. From the estimate of the mine fleet, an estimate of capital and operating costs was developed.

A four phase pit mining plan was developed and a production schedule from these phases is shown in Table 16-1.

Table 16-1 Mine Production Schedule

NSR	Year==>	-1	1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	TOTAL
Cutoff Grade	Units ($/t)	7.00	10.00	10.00	10.00	10.00	8.00	7.00	6.25	6.25	6.25	6.25	6.25	6.25	6.25	6.25	6.25
Total Ore:
Mill Feed	(kt)	3,194	11,406	14,600	14,600	14,600	14,600	14,600	14,600	14,600	14,600	14,600	14,600	14,600	14,600	14,600	9,393	213,793
NSR	($/t)	19.29	18.34	17.64	19.73	19.60	18.56	17.24	14.23	14.70	15.36	15.70	15.76	14.28	14.63	13.92	15.64	16.39
Silver	(g/t)	33.51	30.03	26.85	28.95	28.15	25.83	22.69	18.60	19.34	20.82	21.20	20.48	17.79	18.22	17.28	17.03	22.40
Gold	(g/t)	0.042	0.075	0.087	0.108	0.121	0.132	0.129	0.114	0.047	0.031	0.031	0.029	0.033	0.028	0.024	0.041	0.069
Lead	(%)	0.106	0.167	0.217	0.279	0.290	0.291	0.328	0.274	0.258	0.275	0.275	0.273	0.276	0.261	0.219	0.237	0.261
Zinc	(%)	0.112	0.177	0.275	0.355	0.390	0.421	0.426	0.357	0.396	0.347	0.372	0.455	0.441	0.487	0.515	0.818	0.405
Total Material, Waste, W:O
Total Material	(kt)	10,000	40,000	40,000	40,000	40,000	40,000	38,833	28,665	25,174	25,343	27,779	23,701	22,867	21,830	22,834	13,667	460,693
Waste	(kt)	6,806	28,594	25,400	25,400	25,400	25,400	24,233	14,065	10,574	10,743	13,179	9,101	8,267	7,230	8,234	4,274	246,900
Waste Ratio	(none)	2.13	2.51	1.74	1.74	1.74	1.74	1.66	0.96	0.72	0.74	0.90	0.62	0.57	0.50	0.56	0.46	1.15
Mill Feed Classification Split
Indicated		2,559	10,963	14,352	14,563	14,474	14,142	13,221	11,795	10,330	8,270	7,502	8,973	6,478	8,970	10,022	8,193	164,807
Inferred		635	443	248	37	126	458	1,379	2,805	4,270	6,330	7,098	5,627	8,122	5,630	4,578	1,200	48,986
Total		3,194	11,406	14,600	14,600	14,600	14,600	14,600	14,600	14,600	14,600	14,600	14,600	14,600	14,600	14,600	9,393	213,793
Percentage
Indicated		80.12%	96.12%	98.30%	99.75%	99.14%	96.86%	90.55%	80.79%	70.75%	56.64%	51.38%	61.46%	44.37%	61.44%	68.64%	87.22%	77.09%
Inferred		19.88%	3.88%	1.70%	0.25%	0.86%	3.14%	9.45%	19.21%	29.25%	43.36%	48.62%	38.54%	55.63%	38.56%	31.36%	12.78%	22.91%

The mine production schedule presented in table 16-1 is from the March 2012 PEA which is preliminary in nature, includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to than that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary economic assessment will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

October 2014	INDEPENDENT MINING CONSULTANTS, INC.

Levon Resources, Ltd. – Cordero Project
September 2014 Mineral Resource Update	16-2

Mine equipment requirements were calculated based on the annual mine production schedule, the mine work schedule, and equipment shift production estimates. The size and type of mining equipment is consistent with the size of the project, i.e. peak run-of-mine material movements of about 40 million tonnes per year.

The mine equipment fleet calculations are based on two 12 hour shifts for 355 days per year (710 operating shifts). The number of pieces of equipment is based on the equipment productivity for projects of similar tonnage movements. Detailed equipment requirement calculations on a year by year basis have not been completed for this study. An earlier mine production schedule used a higher total material rate for which the equipment sizes were selected. When the mill rate and total tonnage rates were reduced, the number of mining units was reduced accordingly, but the size was not re-evaluated. Two cable shovels and one large front end loader is excess capacity for the 40 million tonne per year operation, but the mining areas are spread out and mining occurs in multiple locations each year. As this project is re-evaluated during a pre-Feasibility study, the size and number of loading units should be re-evaluated. Hydraulic front shovels may be a better loading unit than cable shovels for this size of operation.

The truck haul routes or profiles were measured for years -1 through 5 and selected years after this period. The truck cycles were simulated to determine the cycle times and tonnes hauled per truck shift and from this the number of operating trucks. The reference to specific equipment vendors is intended only to reference the size of the equipment included for this PEA and is not intended to be a recommendation of a particular equipment vendor.

The major mine equipment consists of 12.25 inch (311 mm) blast hole drills, cable shovels (30 cubic meter bucket), front end loader (16 cubic meter bucket), 240 t haul trucks, plus major and minor support equipment. Year 6 is the year with the peak number of equipment units operating. After year 6, the total tonnage drops off by 28% in year 7 and 37% in year 8. During years 7, 8 and 9 there is replacement of some of the initial equipment, but not a replacement of all equipment as the hours used per year by the overall fleet will drop off during the last half of the mine life.

Mine personnel includes all the salaried supervisory and staff people working in mine operations, maintenance, and engineering/geology departments, and the hourly people required to operate and maintain the drilling, blasting, loading, hauling, and mine support activities. In general mining activities end once the mill feed is delivered to the crusher.

October 2014	INDEPENDENT MINING CONSULTANTS, INC.

Levon Resources, Ltd. – Cordero Project
September 2014 Mineral Resource Update	16-3

The mine operating and maintenance labor will operate on a four crew rotation with two on and two off during any operating day. The estimates of personnel are based on similar size projects. The salaried staff includes supervision labor in operations and maintenance and the personnel in the engineering and geology departments. The staff is between 35 and 40 people and includes the shift supervisors in both operations and maintenance. The hourly personnel in mine operations could range from 90 to 110 people at the peak of operations and the mine maintenance range of personnel is in the 50 to 70 people depending on the maintenance philosophy adopted by the management (how much component replacement programs along with equipment dealer maintenance support is used).

October 2014	INDEPENDENT MINING CONSULTANTS, INC.

Levon Resources, Ltd. – Cordero Project
September 2014 Mineral Resource Update	17-1

17.0	RECOVERY METHODS

The March 2012 PEA described the potential recovery method which is summarized below.

The following items summarize the process operations required to extract gold, silver, lead and zinc from the Cordero sulfide mill feed.

●	Size reduction of the mill feed by a primary crusher to reduce the mill feed size from run-of-mine (ROM) size of minus 900 millimeters (mm) to minus 150 mm.

●	Size reduction of the primary crushed mill feed by secondary and tertiary crushing to reduce the mill feed size from 150 mm to minus 10 mm.

●
Grinding crushed mill feed in a ball mill circuit to a size suitable for processing in a flotation circuit. The ball mill will operate in closed circuit with cyclones to deliver a mill feed size of 80% passing 125 microns to the flotation circuit.

●
The flotation plant will consist of selective lead and zinc flotation circuits. The flotation circuits will each consist of rougher flotation and cleaner flotation to produce a high value silver and lead concentrate and lower value zinc concentrate with payable gold and silver values.

●	Final lead concentrate will be thickened, filtered, and loaded in super sacs for shipment. Final zinc concentrate will be also thickened, filtered and loaded in super sacs for shipment.

●	Flotation tailing will be thickened and deposited at the tailing impoundment area.

●	Water from tailing and concentrate dewatering will be recycled for reuse in the process. Plant water stream types include: process water, raw water, and potable water.

Storing, preparing, and distributing reagents used in the process. Reagents include collectors, promoters, activators, depressants, pH regulators and flocculent.

Preliminary General Arrangement drawings have been prepared to illustrate the prospective relationships between the mine, mill, infrastructure, and tailings storage facility and these are included in the March 2012 PEA report.

October 2014	INDEPENDENT MINING CONSULTANTS, INC.

Levon Resources, Ltd. – Cordero Project
September 2014 Mineral Resource Update	18-1

18.0	PROJECT INFRASTRUCTURE

The March 2012 PEA describes the current infrastructure and is repeated below.

There is presently very little infrastructure to support a major mining operation at the site. However, work is underway to establish roadways, water, power, and other infrastructure to support the operation.

18.1	Power Supply

A major power transmission corridor crosses the southeast corner of the claim block approximately 1.5 km from the proposed pit. The existing transmission lines in this corridor do not have sufficient capacity to supply the planned operation according to CFE, the national power authority. However, additional lines can be built from the Camargo II power plant near Santa Rosalia de Camargo, approximately 75 km to the northeast, utilizing the same corridor.

18.2	Roads

The site is presently accessed by a series of unpaved roads from federal Highway 24, approximately 11 km to the west-southwest. Some of these roads are in flood-prone corridors and are unsuitable for mine construction or operation traffic. A new all-weather road would need to be constructed to access the mine site from Highway 24.

18.3	Water Supply

The Cordero project lies within the Valle de Zaragoza aquifer, as designated by the National Water Commission (CONAGUA). This aquifer system is in an unrestricted zone and not subject to a ban on groundwater extraction. The mine site is located approximately 2 km north of the Arroyo San Juan, and intermittent stream flowing through alluvial materials. The mine site is located in an area where the aquifer is entirely with the bedrock. Several mine shafts have penetrated the aquifer and produced so much water that deepening of the shafts had to be abandoned. Studies of the aquifer near and around the mine site are presently underway with the objective of identifying sustainable water supplies of sufficient quantity to support the proposed mining operation.

October 2014	INDEPENDENT MINING CONSULTANTS, INC.

Levon Resources, Ltd. – Cordero Project
September 2014 Mineral Resource Update	19-1

19.0	MARKET STUDIES AND CONTRACTS

The March 2012 PEA noted that this is a very early stage project and to date no market studies have been conducted, nor contracts signed for the sale of metal.

October 2014	INDEPENDENT MINING CONSULTANTS, INC.

Levon Resources, Ltd. – Cordero Project
September 2014 Mineral Resource Update	20-1

20.0	ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT

The March 2012 PEA is summarized below for these topics.

20.1	Environmental Studies

M3 conducted an environmental and socioeconomic study of the project area (M3, 2011). The climate in the project area is characterized by a semidry or semiarid climate with summer rains and an annual average temperature of 19.4ºC. Average annual rainfall for the zone is calculated at 473.33 mm and an average potential evaporation per year on the order of 2,100 mm. Rainfall in the study zone is characteristic of semi-arid subtropical areas with precipitation in the winter and summer seasons, similar to the major part of the north region of the country. Winter rainfall is typically frontal, caused by polar air masses that intrude upon the preexisting semi-tropical air masses. Summer rainfall is a combination between orographic and convection types due to the physiographic position. Summer rains typically consist of high-intensity, short-duration showers.

Vegetation in the project area consists mainly of natural grasslands and micropyle desert scrub, growing in soils that are predominantly classified as eutric regosols and haptic xerosols. This vegetation supports a faunal community dominated by reptiles, birds, mammals, and amphibians. Reptiles species are present in the greatest numbers due to their adaptability to the dry desert climate. There are no declared or decreed natural protected areas within or bordering the projected zone for the development of the Cordero Project, nor in area of the projected power supply corridor.

The area of the Cordero Project is not within any Priority Terrestrial Area nor in an Area of Importance for Avian Conservation published or decreed at present by the Mexican government.

The Cordero Project lies within Priority Hydrological Region (RHP) No. 39, named “Cuenca Alta del Rio Conchos” (Upper Basin of Rio Conchos), found on the Sierra Tarahumara.

The results of the site visit, record review, and preliminary investigations have not revealed any issues that could be considered to be fatal flaws to the development of the proposed project. Additional follow-up/confirmation will be necessary as the specifics of the project are developed.

October 2014	INDEPENDENT MINING CONSULTANTS, INC.

Levon Resources, Ltd. – Cordero Project
September 2014 Mineral Resource Update	20-2

20.2	Tailings and Waste Disposal

Locations for disposal of mine waste and tailings have been identified within the Cordero claim boundary. These areas are located within close proximity to the proposed resource pits, but are in areas outside of the Cordero Belt in areas considered unlikely to host mineralization. The waste dumps are located south and north of the proposed pit areas (Figure 16-5).

An area northwest of the proposed pits has been identified as a prospective location for a tailing storage facility (TSF). Preliminary investigations indicate that the TSF can be constructed using cyclone sands separated from bulk tailings in an upstream raise type of construction on a starter dam composed of native soils or waste rock from pre-stripping. The proposed location has sufficient capacity to store tailings from the portion of the resource that is the subject of this PEA. Additional geotechnical testing and design work is necessary to further investigate the viability and costs associated with a TSF in this location. Three other areas have been identified in the area which may also be suitable candidates for storage of mine tailings.

20.3	Permitting

Expanded environmental permitting is underway for the exploration phase of the project with the Chihuahuan state offices of Secretaria de Medio Ambiente y Recursos Naturales (SEMARNAT). These permits include exploration and land use change permits. Other permits have been identified as being required prior to construction of the mine, processing plant, and access roads, as detailed in Sec. 20.6 of the March 2012 PEA.

20.4	Socioeconomics and Community

The project area is approximately 35 km north of the municipality of Hidalgo del Parral, which provides the socioeconomic framework for the entire area. Hidalgo del Parral is the most important regional development center in the south of the state of Chihuahua with population of more than 103,500 in 112 communities. The municipality has a surface of 169,210 hectares of which 85,710 exhibit forestry or agricultural activities, while 83,500 hectares do not have a productive use. Private property encompasses 92% of the area and the remainder is within ejidos. The municipality contains three aquifers, which are in equilibrium between consumption and recharge.

Agriculture is carried out in more than 16,000 hectares in 338 production units. Less than 10% of agriculture land uses irrigation while generating 50% of the agricultural production value of the municipality. The environment in the municipality is conducive to the development of cattle ranching. There are currently approximately 21,739 head of cattle in 343 production units in the municipality.

October 2014	INDEPENDENT MINING CONSULTANTS, INC.

Levon Resources, Ltd. – Cordero Project
September 2014 Mineral Resource Update	20-3

The municipality has 5,198 industrial and service sector businesses employing a workforce of 21,000.

Poverty is a significant problem in Hidalgo del Parral, with at least 38% of the population under some form of poverty. Food poverty afflicts 7% of the population, which indicates a vulnerable group of more than 7,000 people. Underemployment afflicts 13% of the population indicating that 13,458 people have poor job skill or lack academic preparation. The most urgent need, however, is inherited poverty which affects 38% of the population.

October 2014	INDEPENDENT MINING CONSULTANTS, INC.

Levon Resources, Ltd. – Cordero Project
September 2014 Mineral Resource Update	21-1

21.0	CAPITAL AND OPERATING COSTS

M3 and IMC developed capital and operating costs for the March 2012 PEA. There has been no further work in this area and the results are summarized below.

Capital and operating costs were estimated for the project, based on comparison with similar projects completed recently by M3, metallurgical test work conducted for this study, and M3’s knowledge of operating costs and conditions in Central Mexico. The results of the March 2012 PEA are preliminary in nature, include inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary economic assessment will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

21.1	Operating Cost Estimate

The mine operating cost per tonne is based on the unit operation costs from recent projects of similar size, with the haulage cost adjusted by the haul profiles measured for the Cordero mine plan. The hauls were measured for various years and the haul costs have been smoothed and thus incremented by $0.01/t per year. The operating costs are shown on Table 21-1 and are in US dollars per tonne of material. The estimate of the mine unit operation costs are shown on Table 21-2.

Table 21-1 Mine Operating Cost Per Year (per tonne of material).

Year	-1	1	2	3	4	5	6	7
Cost/t, $US	1.25	1.26	1.27	1.28	1.29	1.30	1.31	1.32

Year	8	9	10	11	12	13	14	15
Cost/t, $US	1.33	1.34	1.35	1.36	1.37	1.38	1.39	1.40

 Table 21-2 Mine Operating Cost by Unit Operation

Cost Center	Cost US$/t
Drill	0.07
Blast	0.17
Load	0.11
Haul	0.39 – 0.54
Auxiliary (roads, dumps, etc.)	0.18
General Mine & Maintenance	0.13
Mine G&A	0.20

Total	1.25 – 1.40

October 2014	INDEPENDENT MINING CONSULTANTS, INC.

Levon Resources, Ltd. – Cordero Project
September 2014 Mineral Resource Update	21-2

The General Administration area includes the general manager’s office, accounting office, purchasing and warehousing, information services and safety and environmental departments. A total of 50 employees are considered in these departments at an average annual wage of $23,000 with fringe benefits of 40% of annual wages.

Annual allowances for expenses in the General Administration area include supporting departments, legal, risk insurance, travel, training, communication and community relation expenses to name a few. The basis for these annual allowances was estimated using data from other M3 projects. These costs do not include salaries for these departments. The estimated cost for these services is approximately $9.9 million annually.

The process plants’ staffing has been estimated to have 150 employees (operations 80 employees and maintenance 70 employees) included in the process plants staffing is the laboratory staffing. The maintenance staff was assumed to be 0.9 to1 ratio to the operation staff exception the administration and supervision staff. An average annual wage of $20,100 with fringe benefits of 40% of annual wages was used.

The electrical power was estimated using data from the M3 data base and estimated at approximately 22.8 kWhr per tonne of mill feed. Power costs were based on a unit price of $0.095 per kWhr.

Reagents for the process plants include lime, zinc sulfate, sodium cyanide, copper sulfate, Aero 3418A and T-100. Consumption rates were determined from the metallurgical test data or industry practice. Budget quotations were obtained for reagents where available or from other M3 projects with an allowance for freight to site, as shown in Table 21-3.

Table 21-3 Reagent Costs

Reagents	Kilograms per tonne	Cost per kilogram
Lime	0.570	$0.11
Zinc Sulfate	0.241	$3.00
Sodium Cyanide	0.035	$2.20
Copper Sulfate	0.176	$1.06
Aero 3418A	0.012	$10.00
T-100	0.038	$2.82

Liner and grinding media consumption was based on industry practice or other M3 projects. Unit prices were obtained from other M3 projects, as shown in Table 21-4.

October 2014	INDEPENDENT MINING CONSULTANTS, INC.

Levon Resources, Ltd. – Cordero Project
September 2014 Mineral Resource Update	21-3

Table 21-4 Wear Item Costs

Wear Items & Grinding Media	Kilograms per tonne	Kilograms per tonne
Primary Crusher Liners	0.01	$4.28
SAG Mill Liners	0.04	$2.49
Ball Mill Liners	0.02	$2.65
SAG Mill Grinding Media	0.50	$1.22
Ball Mill Grinding Media	0.35	$1.03

An allowance was made to cover the cost of maintenance parts and supplies of the process plants. The allowance was based on $0.75 per tonne mill feed.

An allowance for operating supplies such as safety items, tools, lubricants and office supplies was made using data from other M3 projects on a unit cost per tonne mill feed and is estimated at $0.35 per tonne mill feed.

Table 21-5 is a summary of the operating cost for a typical year of operation.

Table 21-5 Cordero Operating Cost Summary

Annual Processing Units (tonnes)	14,600,000

		Unit Cost/Mill Feed
Area Description	Annual Cost	Ton
Mining Operations	$38,100,000	$2.61
Process Plant	$87,600,000	$6.00
General Administration	$10,950,000	$0.75
	$136,650,000	$9.36

October 2014	INDEPENDENT MINING CONSULTANTS, INC.

Levon Resources, Ltd. – Cordero Project
September 2014 Mineral Resource Update	21-4

21.2	Capital Cost Estimate

The mine capital cost estimate for Cordero is based on capital costs estimate for a similar size project and new equipment quotations for the haul trucks, cable shovels and front end loader. A summary of the capital estimate by year is presented in Table 21-6 and are in US dollars. The capital is shown in the year that the equipment is needed. All of the necessary equipment to mine 40 million tonnes per year is purchased during years -1 and 1. The capital shown in years 2 through 6 is for the addition of haul trucks as the haul lengths increase. The capital in years 7, 8 and 9 is an estimate of the required capital for equipment replacements or major rebuilds (no detailed equipment replacement has been developed). Table 21-7 shows the delivered capital costs for the major mining equipment units.

Table 21-6 Mine Capital Cost Summary by Year

Year	-1	1	2	3	4	5	6	7	8	9	Total
Capital, US$ ($ x 1000)	52,900	61,400	8,000	0	0	3,980	3,980	3,980	19,900	6,000	180,140

Table 21-7 Mine Major Equipment Unit Cost

Delivered
Price, USD
Equipment	(x 1000)
Mine Major Equipment:
12.25 inch Blast Hole Drill	4,833
30 cum Shovel	22,576
16 cum Front End Loader	4,831
240 t Haul Truck	3,980
D10T Track Dozer	1,539
834H Wheel Dover	1,181
16m Motor Grader	966
777F Water Truck	1,764
Mine Major Support Eqpt.:
988HH Wheel Loader	915
385C Excavator	1,286
D8T Dozer	807
735 ATD Haul Truck	580
CM 785 Rock Drill	1,000
1 cum Backhoe Loader	144

October 2014	INDEPENDENT MINING CONSULTANTS, INC.

Levon Resources, Ltd. – Cordero Project
September 2014 Mineral Resource Update	21-5

Initial capital costs for the processing plant and tailings disposal facility were estimated using historical database from similar projects of this type that have been constructed by M3 in Mexico.

M3 classifies this plant as a medium-high tonnage plant.

Initial capital is defined as all capital costs through to the end of construction. All costs are in 4th quarter 2011 US dollars.

M3 estimates that a capital expenditure of approximately $500 million will be required to construct the processing plant, tailings storage facility, and infrastructure necessary to bring the Cordero Project into production at a nominal processing capacity of 40,000 mtpd.

The accuracy of this estimate for those items identified in the scope-of-work is estimated to be within the range of +35 to -30 percent.

October 2014	INDEPENDENT MINING CONSULTANTS, INC.

Levon Resources, Ltd. – Cordero Project
September 2014 Mineral Resource Update	22-1

22.0	ECONOMIC ANALYSIS

M3 developed an economic analysis of the Cordero Project as part of the March 2012 PEA. No further work has been done in this area and the results are summarized below. The PEA included inferred mineral resources in the mill feed tonnage. Due to the uncertainty attached to inferred mineral resources, it cannot be assumed that all or any part of an inferred mineral resource will be upgraded to an indicated or measured resource. Therefore there is no certainty that the production profile concluded in the PEA will be realized.

The Cordero project economics were done using a discounted cash flow model. The financial indicators examined for the project included the Net Present Value (NPV), Internal Rate of Return (IRR) and payback period (time in years to recapture the initial capital investment). Annual cash flow projections were estimated over the life of the mine based on capital expenditures, production costs, transportation and treatment charges and sales revenue. The life of the mine is approximately 15 years. Products being produces will be zinc concentrate and a lead concentrate.

Mine production is reported as mill feed and waste from the mining options. The annual production figures were obtained from the mine plan as reported previously. The life of mine sulfide mill feed quantities and metal head grade are presented in Table 22-1.

Table 22-1 Mine Production

	Tonnes (000)	Zinc (%)	Lead (%)	Gold (g/t)	Silver (g/t)
Mill Feed	213,793	0.40	0.26	0.07	22.40
Waste	246,900

The following products will be produced from the Process Plant:

●	Zinc Concentrate with gold and silver credits

●	Lead Concentrate with gold and silver credits

The estimated recoveries for each metal are shown in Table 22-2 and life of mine saleable production is presented in Table 22-3.

Table 22-2 Metal Recoveries

	Zinc Concentrate	Lead Concentrate
Zinc	72%
Lead		84%
Gold	20%	20%
Silver	10.6%	74.6%

October 2014	INDEPENDENT MINING CONSULTANTS, INC.

Levon Resources, Ltd. – Cordero Project
September 2014 Mineral Resource Update	22-2

Table 22-3 Life of Mine Metal Production

	Zinc (000 lbs)	Lead (000 lbs)	Gold (000 ozs)	Silver (000 ozs)
Zinc Concentrate	1,373,359		95	16,318
Lead Concentrate		1,033,407	95	114,838

The process plant products will be shipped from the site to smelting and refining companies. The smelter and refining treatment charges will be subject to negotiation at the time of final agreement. A smelter may impose a penalty either expressed in higher treatment charges, or in metal deductions to treat concentrates that contain higher than specified quantities of certain elements. It is expected that the concentrate will not pose any special restrictions on smelting and refining, and that the concentrates will be marketable to smelting and refining companies. The smelting and refining charges calculated in the financial evaluation include charges for smelting and refining these products. The off-site charges that will be incurred are presented in Table 22-4.

October 2014	INDEPENDENT MINING CONSULTANTS, INC.

Levon Resources, Ltd. – Cordero Project
September 2014 Mineral Resource Update	22-3

Table 22-4 Smelter Return Factors

Zinc Concentrates
Payable Zinc	85.0%
Payable Gold	60.0%
Payable Silver	80.0%
Zinc Deduction (if grade 53%)	8.0%
Gold Deduction (troy oz/dmt)	0.010
Silver Deduction (troy oz/dmt)	4.000
Base Treatment Charge ($2,500)	$230.00
Plus $ for increase in Zinc Price per dmt $2,500 to $3,000	$0.09
Plus $ for increase in Zinc Price per dmt over $3,000	$0.08
Minus $ for increase in Zinc Price per dmt $2,500 to $2,000	$0.04
Minus $ for increase in Zinc Price per dmt under $2,000	$0.04
Gold Refining - $/troy oz	$10.00
Silver Refining - $/troy oz	$0.75
Transportation Charge - $/wmt	$100.00
Penalties
Arsenic – above 0.3% for 0.1%	$2.00
Magnesium – above 0.5% for 0.1%	$1.50
Mercury 30ppm to 250ppm for 10ppm	$0.30
Mercury >250ppm for 1ppm	$0.50
Moisture	8%

Lead Concentrates
Payable Lead	95.0%
Payable Gold	95.0%
Payable Silver	95.0%
Lead Deduction (if grade 60%)	3.0%
Gold Deduction (troy oz/dmt)	0.070
Silver Deduction (troy oz/dmt)	2.000
Base Treatment Charge ($2,500)	$290.00
Plus $ for increase in Lead Price per dmt $2,500 to $3,000	$0.08
Plus $ for increase in Lead Price per dmt over $3,000	$0.08
Minus $ for increase in Lead Price per dmt $2,500 to $2,000	$0.04
Minus $ for increase in Lead Price per dmt under $2,000	$0.04
Gold Refining - $/oz	$10.00
Silver Refining - $/oz	$0.75
Transportation Charge - $/wmt	$100.00
Penalties
Arsenic – above 0.5% for 0.1%	$2.00
Magnesium – above 0.5% for 0.1%	$1.50
Mercury >50ppm for 10ppm	$0.50
Zinc >10% for 1%	$0.25
Moisture	8%

October 2014	INDEPENDENT MINING CONSULTANTS, INC.

Levon Resources, Ltd. – Cordero Project
September 2014 Mineral Resource Update	22-4

The total capital of new construction (includes direct and indirect costs) is estimated to be $646.8 million. This amount includes $146.8 million for the mine, $500.0 million for the process plant, infrastructure and owner’s cost. Any land acquisition or exploration costs or other owner’s study expenditures prior to this Scoping Study have been treated as “sunk” costs and have not been included in the analysis.

The total life of mine sustaining capital is estimated to be $65.8 million.

No salvage value was considered in the cash flow analysis as a return of capital from the salvage and resale of equipment at the end of mine life.

Annual revenue is determined by applying estimated metal prices to the annual payable metal before treatment, refinery and transportation charges for each operating year. Sales prices have been applied to all life of mine production without escalation or hedging. Metal sales prices used in the evaluation are shown in Table 22-5.

Table 22-5 Conservative Metals Prices

Zinc	$0.91/lb.
Lead	$0.96/lb.
Gold	$1,384.77/oz.
Silver	$25.15/oz.

The average Operating Cost over the life of the mine include mine, process plant, general administrative, treatment and refining charges, transportation are shown in Table 22-6.

Table 22-6 Operating Cost

	LOM $000	$/ore tonne
Mining	$594,211	$2.78
Process Plant	$1,282,758	$6.00
General Administration	$160,345	$0.75
Treatment & Refining Charges	$873,360	$4.09

Total Operating Cost	$2,910,674	$13.61

Royalties are calculated at 1.5% of gross revenues and are estimated at $75.4 million for the life of the mine. Reclamation & Closure was estimated at approximately $37 million.

Depreciation was calculated using the straight line method with the initial capital being depreciated over 10 years and sustaining capital over an 8 year period. The last year of production was used as a catch up year to fully depreciate any assets that had not been fully depreciated.

October 2014	INDEPENDENT MINING CONSULTANTS, INC.

Levon Resources, Ltd. – Cordero Project
September 2014 Mineral Resource Update	22-5

Taxable income for income tax purposes is defined as metal revenues minus operating expenses, royalty, property and severance taxes, reclamation and closure expense, depreciation. A 28% income tax rate was used in the calculation.

It is assumed for the purposes of this study that the project will be all equity financed. No leverage or debt expense has been applied in the financial analysis.

The result for net income after taxes is $928.2 million for the life of the mine.

The economic indicators are shown in Table 22-7.

Table 22-7 Economic Indicators

$ in thousands
NPV @ 0%	$928,225
NPV @ 5%	$422,408
NPV @ 7%	$293,506
IRR % after taxes	14.80%
Payback Years	5.1

Table 22-8 shows the sensitivity the project has for metal prices, initial capital, operating cost and recovery. The PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them to be categorized as mineral reserves, and there is no certainty that the preliminary economic assessment will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

October 2014	INDEPENDENT MINING CONSULTANTS, INC.

Levon Resources, Ltd. – Cordero Project
September 2014 Mineral Resource Update	22-6

Table 22-8 After-Tax Sensitivity Analysis

Change in Metal Prices
Silver ($/troz)	Change	NPV @ 0%	NPV @ 5%	NPV @ 7%	IRR%	Payback (yrs)
$30.18	20%	$1,640,954	$875,228	$677,710	23.4%	3.8
$27.67	10%	$1,284,589	$648,818	$485,608	19.2%	4.3
$25.15	0%	$928,225	$422,408	$293,506	14.8%	5.1
$22.64	-10%	$571,860	$195,998	$101,404	9.9%	6.6
$20.12	-20%	$219,256	$(30,159)	$(91,070)	4.2%	10.4

Change in Operating Cost
	Change	NPV @ 0%	NPV @ 5%	NPV @ 7%	IRR%	Payback (yrs)
	20%	$634,851	$235,682	$134,964	10.8%	6.2
	10%	$781,538	$329,045	$214,235	12.8%	5.6
Base Case	0%	$928,225	$422,408	$293,506	14.8%	5.1
	-10%	$1,074,911	$515,771	$372,778	16.7%	4.7
	-20%	$1,221,598	$609,134	$452,049	18.5%	4.4

Change in Initial Capital
	Change	NPV @ 0%	NPV @ 5%	NPV @ 7%	IRR%	Payback (yrs)
	20%	$835,085	$330,002	$202,120	11.7%	6.0
	10%	$881,655	$376,205	$247,813	13.1%	5.6
Base Case	0%	$928,225	$422,408	$293,506	14.8%	5.1
	-10%	$974,794	$468,611	$339,199	16.8%	4.7
	-20%	$1,021,364	$514,814	$384,892	19.2%	4.3

Change in Recovery
	Change	NPV @ 0%	NPV @ 5%	NPV @ 7%	IRR%	Payback (yrs)
	2.0%	$986,921	$459,933	$325,422	15.6%	4.9
	1.0%	$957,573	$441,171	$309,464	15.2%	5.0
Base Case	0.0%	$928,225	$422,408	$293,506	14.8%	5.1
	-1.0%	$898,876	$403,646	$277,549	14.4%	5.2
	-2.0%	$869,528	$384,883	$261,591	14.0%	5.3

October 2014	INDEPENDENT MINING CONSULTANTS, INC.

Levon Resources, Ltd. – Cordero Project
September 2014 Mineral Resource Update	23-1

23.0	ADJACENT PROPERTIES

The adjacent properties are in the mining districts of Parral, Santa Barbara, San Francisco del Oro, Sierra Almoloya and Guanacevi Durango. There are operating mines in some of these districts which are currently in production as underground mines. These mines are working narrow high grade veins and vein swarms (some up to 5 meters in width) extracting base and precious metals.

The information regarding the adjacent properties has been provided by employees of Levon and IMC has not verified the information.

October 2014	INDEPENDENT MINING CONSULTANTS, INC.

Levon Resources, Ltd. – Cordero Project
September 2014 Mineral Resource Update	24-1

24.0	OTHER RELEVANT DATA AND INFORMATION

There is no other relevant data for the Cordero Project which would negate the information presented in this report or alter the conclusions provided by IMC regarding the September 2014 mineral resource update.

October 2014	INDEPENDENT MINING CONSULTANTS, INC.

Levon Resources, Ltd. – Cordero Project
September 2014 Mineral Resource Update	25-1

25.0	INTERPRETATION AND CONCLUSIONS

It is acknowledged that a significant amount of additional work needs to be done including development drilling, metallurgical testing, process development, environmental and economic assessment, water resource development, and infrastructure as well as the complete assessment of the Project’s resources for Cordero to become an operating property. Continued step out and infill drilling will improve the understanding of the mineral resource in support of other activities to advance the Project.

25.1	Conclusions

The resource evaluation demonstrates a +500 million silver ounce, low grade, bulk tonnage, open pit mineral resource with significant gold, zinc and lead content is present in a central part of the Cordero Porphyry Belt at the Cordero Project. Additional in-fill and step-out drilling is needed to determine the limits of the mineral resource on strike and at depth since it is at and advance discovery stage. Such drilling could provide better definition and improve the grade of the resource. Areas within the modeled pit limits that haven’t been drilled require testing to determine the presence or absence of mineralization, which carries the potential of expanding the resource and further improvement of project economics. Resource expansion targets include offset and step out holes from the existing holes at the Cordero resource within the Pozo de Plata Diatreme, the Cordero Porphyry zone and the La Ceniza Stock to the northeast.

Levon has defined this porphyry belt on the basis of exposed mineralized stocks known from past mining and exploration, and diatremes identified by Levon’s geologic mapping. The Cordero Belt trends northeast and encompasses six Tertiary intrusive igneous centers cutting Cretaceous, inter-bedded limey mudstone and siltstone country rocks. Subvolcanic, mineralized stocks are exposed in the northeast part of the Cordero Belt with higher-level, mineralized volcanic diatremes exposed to the southwest. Outlying exploration targets away from the resource and within the Cordero Belt, include the diatremes and some felsic domes that have been identified by geological mapping, and characterized by geochemical surveys and geophysical surveys, by leading contractors using state of the art techniques and equipment. Seven large scale outlying targets have been defined to date in the Cordero Belt and initial exploration holes have been drilled. The exploration results have locally intersected mineralized intervals and key geologic formations and warrant exploration follow up.

It is IMC’s conclusion that the mineral resource shown in Table 25-1 is a reasonable estimate of the Cordero mineral resource based on the current exploration drilling and understanding of the distribution of mineralization.

October 2014	INDEPENDENT MINING CONSULTANTS, INC.

Levon Resources, Ltd. – Cordero Project
September 2014 Mineral Resource Update	25-2

Table 25-1  Cordero September 2014 Mineral Resource

Resource Tabulated at 15.00 g/t AgEq Cutoff

Class	ktonnes	AgEq, g/t	Ag, g/t	Au, g/t	Zn, %	Pb, %
Indicated	848,462	41.03	17.91	0.050	0.479	0.254
Inferred	92,158	31.39	15.00	0.029	0.327	0.195

Contained Metal			Ag, ounces	Au, ounces	Zn, billion pounds	Pb, billion pounds
Indicated			448,494,796	1,366,129	8.953	4.742
Inferred			44,448,039	84,746	0.663	0.367

Ktonnes = metric tonnes x 1000

25.2	Risks

Cordero as currently understood is a low grade, bulk tonnage deposit which will need favorable metal recoveries, metal prices or low operating costs to be developed. Current economic studies for metal price sensitivities are underway.

25.3	Opportunities

The following opportunities have been identified in relation to the mineral resource:

●
Additional step-out and in-fill drilling has the potential to increase the economics of the project. Many areas of the resource classified as waste have not been tested by drilling. These areas have the potential of hosting resource-grade mineralization and some higher grade material in manto and contact breccia bodies which could improve the grade of the overall resource.

●
Discovery of additional base and precious metal deposits in the outlying target areas on the Cordero property could increase a global resource and require expanding the planned processing facilities and improve economies of scale for the project.

●
Proximal to the resource is a younger dacite porphyry hosted Cu, Mo system has been intersected in hole C11-163 beneath the Ag, Au, Zn, Pb resource and the geologic intersection warrants follow up, particularly to the south where there has been no drilling and exploration data is sparse.

October 2014	INDEPENDENT MINING CONSULTANTS, INC.

Levon Resources, Ltd. – Cordero Project
September 2014 Mineral Resource Update	26-1

26.0	RECOMMENDATIONS

IMC recommends that work continue on the Cordero project to further delineate the size and scope of the mineralization as it is open in many directions. Such work would determine the maximum size and grade of the Cordero global resource in and around the present resource area. The potential increase of the mineral resource should be evaluated by reviewing the mineralization outside of the current resource block model and the undrilled areas within the resource model.

The resource has been drilled to average vertical depths of about 400 to 500 meters on the southwest end of the deposit and about 700 to 800 meters vertical depth in the northeast. The resource has not been geologically or geometrically closed off by grid or exploration drill holes to the north, south and northeast directions or to depth.

The Cordero project metallurgy should be advanced to characterize and model the metal recoveries from early mining areas within the Aida claim and Pozo de Plata Diatreme including better characterization of gold recoveries.

This report presents the current Cordero global resource. Economic modeling, that is in progress is directed at determining if an early production mining operation may be feasible in the context of starting a small scale mine (50-60,000 tpd mill) that could be expanded when metal market conditions improve in the next cycle.

Levon geologic and alteration 3D modeling should continue to better characterize the drill results and deposit and define proximal to resource, exploration targets for any required drill follow up.

The QA/QC database issues with blanks and standards need to be addressed by Levon along with the protocol of using the primary lab assay results in the drill hole database used for mineral resource estimation.

The anticipated approach for advancing the Cordero project will involve additional metallurgical testing from new samples collected from the recent core drilling on the Aida and perhaps other portions of modeled early stage open pit mining, to determine the metal recovery characteristics of any representative early production material. The works will be coordinated with IMC and M3. Currently Levon has requested IMC and M3 to complete analyses of alternative metal price, early production modeling. This analysis is in progress.

A Levon budget estimate for the above program is summarized in Table 26-1.

October 2014	INDEPENDENT MINING CONSULTANTS, INC.

Levon Resources, Ltd. – Cordero Project
September 2014 Mineral Resource Update	26-2

Table 26-1 Budget to Advance a Third Round of Metallurgical Testing and Economic Modeling

Levon Budget – Cordero Project
	Contractor	Budget (USD$)
Metallurgical Testing	I M3
Sample selection	IMC & M3	$5,000.00
Metaullurgical testing early production	M3 manager	$55,000.00
Complete tailings testing	Golder Associates	$25,000.00

Cordero Economic Modeling	IMC & M3	$27,000.00

Levon supervision		$3,000.00
10% contingency		$11,500.00
T	TOTAL	$126,500.00

October 2014	INDEPENDENT MINING CONSULTANTS, INC.

Levon Resources, Ltd. – Cordero Project
September 2014 Mineral Resource Update	27-1

27.0	REFERENCES

Aeroquest, 2010, Report on a Helicopter-Borne IMPULSE System Electromagnetic, Magnetic and Radiometric Survey, Aeroquest project # 10026 for Cordero Sanson Joint Venture, Chihuahua, Mexico: unpublished report for Minera Titán S.A de C.V., Levon Resources Ltd. (operator); Francisco de Quevede 322-211; Colonia Arcos Vallarta; C.P. 44130; Guadalajara, Jalisco; Mexico by Aeroquest, 7687 Bath Road; Mississauga, Ontario, L4T 3T1; Tel: (905) 672-9129 Fax: (905) 672-7083; www.aeroquestsurveys.com ; September, 2010, pp. 20.

Independent Mining Consultants, Inc., 2011, Cordero Project Mineral Resource, Chihuahua, Mexico, Technical Report, Prepared for Levon Resources, Ltd., August 10, 2011.

Independent Mining Consultants, Inc., 2012, June 2012 Cordero Project Mineral Resource Update, Chihuahua, Mexico, Technical Report, Prepared for Levon Resources, Ltd., July 31, 2012 (as amended May 10, 2013).

M3 Engineering & Technology, Inc. 2012, Cordero Project Ni 43-101 Preliminary Economic Assessment, Prepared for Levon Resources, Ltd., March 12, 2012 (as amended May 8, 2013).

PS&RM, Pizarro Suarez – Rodrigues Matus, Opinion letter on current legal status of the mining concessions held by Minera Titan, S.A. de C.V., dated April 25, 2013

Zayonce, L., 2011, Logistics Report For Levon Resources Ltd. 3dip Survey On The Cordero Property Grid Location: 27º15'n 105º35'w – Nad27 Conus Hidalgo Del Parral, Chihuahua, Mexico Survey Conducted By Sj Geophysics Ltd. November 2010 - January 2011: unpublished report by SJ Geophysics Ltd. / S.J.V. Consultants Ltd. 11966-95 A Avenue, Delta, BC, V4C 3W2, Canada Tel: (604) 582-1100 Fax: (604) 589-7466 www.sjgeophysics.com, January, 2011, pp. 12.

October 2014	INDEPENDENT MINING CONSULTANTS, INC.

Levon Resources, Ltd. – Cordero Project
September 2014 Mineral Resource Update	28-1

28.0	CERTIFICATE OF AUTHOR

CERTIFICATE OF QUALIFIED PERSON
Herbert E. Welhener

I, Herbert E. Welhener of Tucson, Arizona, do hereby certify that as an author of this report called “Cordero Project September 2014 Mineral Resource Update” dated October 15, 2014, I hereby make the following statements:

1.	I am currently employed by and carried out this assignment for Independent Mining Consultants, Inc. (IMC) located at 3560 E. Gas Road, Tucson, Arizona, USA, phone number (520) 294-9861.

2.	This certificate applies to the Technical Report titled “Cordero Project September 2014 Mineral Resource Update” dated October 15, 2014 (the “Technical Report”).

3.	I graduated with the follow degree from the University of Arizona: Bachelors of Science – Geology, 1973.

4.
I am a Qualified Professional Member (Mining and Ore Reserves) of the Mining and Metallurgical Society of America (#01307QP) and I am a Registered Member of the Society of Mining, Metallurgy, and Exploration, Inc. (# 3434330RM) both recognized as a professional association as defined by NI 43-101.

5.	I have worked as a mining engineer or geologist for 40 years since my graduation from the University of Arizona.

6.
I am familiar with NI 43-101 and by reason of my education, experience and affiliation with a professional association (as defined in NI43-101); I fulfill the requirements of a Qualified Person. I am a founding partner, Vice President and Principal Mining Engineer, of Independent Mining Consultants, Inc. since 1983.

7.	I am responsible for the technical report titled “Cordero Project September 2014 Mineral Resource Update” dated October 15, 2014. I have visited the Property on February 4-6, 2014.

8.
I have had prior involvement with the property that is the subject of this Technical Report. The prior involvement was as an independent consultant to Levon for the purpose of preliminary evaluation of the Cordero deposits and the development of mineral resource estimates.

9.	I am independent of the issuers as defined by Section 1.5 of NI 43-101.

10.
That, as of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all the scientific and technical information that is required to be disclosed to make this Technical Report not misleading.

11.	I have read NI 43-101 and I certify that the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

Signed and dated 15th day of October, 2014 at Tucson, Arizona

(signed) “Herbert E. Welhener”
Herbert E. Welhener, MMSA-QPM
SME Registered Member #3434330RM

October 2014	INDEPENDENT MINING CONSULTANTS, INC.

CERTIFICATE OF QUALIFIED PERSON
Herbert E. Welhener

I, Herbert E. Welhener of Tucson, Arizona, do hereby certify that as an author of this report called “Cordero Project September 2014 Mineral Resource Update” dated October 15, 2014, I hereby make the following statements:

1.	I am currently employed by and carried out this assignment for Independent Mining Consultants, Inc. (IMC) located at 3560 E. Gas Road, Tucson, Arizona, USA, phone number (520) 294-9861.
2.	This certificate applies to the Technical Report titled “Cordero Project September 2014 Mineral Resource Update” dated October 15, 2014 (the “Technical Report”).
3.	I graduated with the follow degree from the University of Arizona: Bachelors of Science –Geology, 1973.
4.
I am a Qualified Professional Member (Mining and Ore Reserves) of the Mining and Metallurgical Society of America (#01307QP) and I am a Registered Member of the Society of Mining, Metallurgy, and Exploration, Inc. (# 3434330RM) both recognized as a professional association as defined by NI 43-101.

5.	I have worked as a mining engineer or geologist for 40 years since my graduation from theUniversity of Arizona.
6.
I am familiar with NI 43-101 and by reason of my education, experience and affiliation with a professional association (as defined in NI43-101); I fulfill the requirements of a Qualified Person.  I am a founding partner, Vice President and Principal Mining Engineer, of Independent Mining Consultants, Inc. since 1983.

7.	I am responsible for the technical report titled “Cordero Project September 2014 MineralResource Update” dated October 15, 2014. I have visited the Property on February 4-6, 2014.
8.
I have had prior involvement with the property that is the subject of this Technical Report.  The prior involvement was as an independent consultant to Levon for the purpose of preliminary evaluation of the Cordero deposits and the development of mineral resource estimates.

9.	I am independent of the issuers as defined by Section 1.5 of NI 43-101.
10.
That, as of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all the scientific and technical information that is required to be disclosed to make this Technical Report not misleading.

11.	I have read NI 43-101 and I certify that the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

Signed and dated 20th day of October, 2014 at Tucson, Arizona

(signed )  “H erbert  E.  Wel hener”
Herbert E. Welhener, MMSA-QPM
SME Registered Member #3434330RM

INDEPENDENT MINING CONSULTANTS, INC.

INDEPENDENT MINING CONSULTANTS, INC.	3560 E. Gas Road Tucson, Arizona 85714 USA Tel: (520) 294-9861 Fax: (520) 294-9865

CONSENT OF QUALIFIED PERSON

FILED ON SEDAR October 20, 2014

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services
Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission, Newfoundland and Labrador

Dear Sirs/Mesdames:

RE:  Levon Resources Ltd. (the "Company")

Pursuant to Section 8.3 of National Instrument 43-101 Standards of Disclosure for Mineral Projects, this letter is being filed as the consent of Herbert E. Welhener, to the use and public filing of the NI 43-101 Technical Report entitled "Cordero Project September 2014 Mineral Resource Update" dated October 15, 2014 (the "Report"), by the Company.

I confirm that I have read the Company's news release, dated September 3, 2014, relating to the Report, that it fairly and accurately represents the information in the Report, and I consent to the use and public filing of the extracts or a summary of the Report contained therein.

Yours truly,
Herbert E. Welhener,

SME Registered Member, #3434330RM